

NATIONAL BANK
FINANCIAL GROUP









SECOND QUARTER 2009





# REPORT TO SHAREHOLDERS

## National Bank releases its results for the second quarter of 2009

**HIGHLIGHTS FOR THE SECOND QUARTER OF 2009:**

- Net income of $241 million for the second quarter of 2009, up 46% from the $165 million in net income for the second quarter of 2008
- Diluted earnings per share of $1.41 for the second quarter, an increase of 41% over the diluted earnings per share of $1.00 for the same quarter of 2008
- Return on equity of 18.5%
- Tier 1 capital ratio of 10.3% as at April 30, 2009 compared to 9.4% as at October 31, 2008

**HIGHLIGHTS EXCLUDING SPECIFIED ITEMS FOR THE SECOND QUARTER OF 2009(1):**

- Net income of $261 million for the second quarter of 2009, up 14% from the same period in 2008, once the specified items related to the holding of asset-backed commercial paper (ABCP) are excluded
- Diluted earnings per share of $1.53 for the second quarter of 2009, up 9% from $1.41 for the same quarter of 2008
- Return on equity of 19.4%

(1) The financial reporting method is explained in detail on page 3.

**MONTREAL, May 28, 2009** – National Bank today announced net income of $241 million for the second quarter of fiscal 2009, a 46% increase over the $165 million in net income posted in the second quarter of 2008. Diluted earnings per share were $1.41 compared to diluted earnings per share of $1.00 for the same quarter of 2008. The results for this quarter include $20 million in after-tax charges related to holding ABCP and consisting mainly of losses on economic hedge transactions. In the second quarter of 2008, the Bank had recorded $64 million in after-tax charges related to ABCP; those charges consisted of losses on economic hedge transactions, financing costs, and professional fees. Excluding the specified items, net income for the second quarter would have totalled $261 million compared to $229 million in the second quarter of 2008, for an increase of 14%. Diluted earnings per share would have been $1.53, up 9% from $1.41 in the second quarter of 2008.

The Bank's net income for the first six months of fiscal 2009 totalled $310 million compared to $420 million for the same period of 2008. Excluding specified items, all related to the impact of ABCP in the first half of fiscal 2009, net income would have totalled $514 million compared to $466 million, a 10% increase over the same period of 2008 excluding a gain on the sale of the Bank's subsidiary in Nassau as well as the charges related to holding ABCP. Diluted earnings per share stood at $1.77 for the first six months compared to $2.58 for the same period in 2008. Excluding specified items, diluted earnings per share stood at $3.04, up $0.17 or 6% compared to the first six months of 2008.

"The Bank has managed to do well thanks to the relatively good performance of the Quebec economy. The Personal and Commercial segment posted a slight increase in revenues in the second quarter of 2009 compared to the same period in 2008. The Wealth Management segment was affected by a decline in assets under management but continued to successfully implement the centralization and integration plan for several of its business units. The Financial Markets segment showed excellent performance across most of its activities, especially in fixed-income securities transactions," stated Louis Vachon, President and Chief Executive Officer.



**Financial Indicators**

| | Results Q2 2009 | Results excluding specified items(1) | Results first half 2009 | Results excluding specified items(1) |
|---|---|---|---|---|
| Growth in diluted earnings per share | 41% | 9% | (31)% | 6% |
| Return on common shareholders' equity | 18.5% | 19.4% | 11.5 % | 19.3% |
| Tier 1 capital ratio under Basel II | 10.3% | 10.3% | 10.3% | 10.3% |
| Dividend payout ratio | | | 64% | 42% |

(1) See "Financial Reporting Method" on page 3.

## PERSONAL AND COMMERCIAL

- Revenues for the Personal and Commercial segment rose to $548 million in the second quarter, up $9 million from the same quarter in 2008.
- Net income was $118 million compared to $116 million in the second quarter of 2008.
- In spite of the economic situation, the quality of the loan portfolio was maintained, as evidenced by the $4 million increase in the segment's provision for credit losses, which amounted to $49 million for the quarter.
- Consumer and business loan volumes experienced sustained growth, rising 8%, with the strongest growth coming from consumer loans. Business growth was tempered by a narrowing of the segment's net interest margin, which went from 2.68% in the second quarter of 2008 to 2.53% in the second quarter of 2009.
- Since April 30, 2008, personal deposits rose $3.1 billion to total $34.9 billion. Commercial Banking deposit volumes rose $1.1 billion since the second quarter of 2008, totalling $15.2 billion as at April 30, 2009.

## WEALTH MANAGEMENT

- Total revenues for the quarter were $184 million compared to $204 million for the second quarter of 2008. The results of the Wealth Management segment have continued to be affected by the weakness in the stock markets.
- Operating expenses decreased $6 million to total $140 million in the second quarter of 2009.

## FINANCIAL MARKETS

- The Financial Markets segment experienced excellent performance with quarterly net income of $123 million, up 50% from the same quarter of 2008. Including non-controlling interest, the segment's total revenues totalled $354 million for the quarter compared to $267 million in the second quarter of 2008.
- Substantial increase in income from trading activities mainly due to the revenues generated from fixed-income securities.
- Increase in banking services of 28% in the second quarter of 2009 compared to 2008.

## OTHER

- Net loss of $32 million in the second quarter compared to a net loss of $71 million in the same quarter of 2008, mainly due to the charges related to holding ABCP. In the second quarter of 2009, a net amount of $20 million consisting mainly of losses on economic hedge transactions was recorded, whereas in the second quarter of 2008, the Bank had recorded $64 million in after-tax ABCP-related charges that consisted of losses on economic hedge transactions, financing costs, and professional fees.

## CAPITAL MANAGEMENT

- Subordinated debentures were repurchased for $250 million.
- The Tier 1 capital ratio and total capital ratio were 10.3% and 13.8%, respectively, as at April 30, 2009, compared to 9.4% and 13.2% as at October 31, 2008, under Basel II.

# FINANCIAL REPORTING METHOD

The Bank uses certain measurements that do not comply with generally accepted accounting principles (GAAP) to assess results. Securities regulators require companies to caution readers that net income and any other measurements adjusted using non-GAAP criteria are not standard under GAAP and cannot be easily compared with similar measurements used by other companies.

**Financial Information**
(unaudited) (millions of dollars)

| | Notes | Quarter ended | | | Six months ended | | |
|---|---|---|---|---|---|---|---|
| | | **April 30, 2009** | April 30, 2008 | % | **April 30, 2009** | April 30, 2008 | % |
| Personal and Commercial | | **118** | 116 | 2 | **258** | 249 | 4 |
| Wealth Management | | **32** | 38 | (16) | **64** | 77 | (17) |
| Financial Markets | | **123** | 82 | 50 | **196** | 154 | 27 |
| Other | | **(32)** | (71) | | **(208)** | (60) | |
| **Net income** | | **241** | 165 | 46 | **310** | 420 | (26) |
| Plus: Charges related to holding ABCP | 1 | **20** | 64 | | **118** | 78 | |
| Plus: Charge related to commitments to extend credit to clients holding ABCP | 2 | **–** | – | | **86** | – | |
| **Net income excluding the impact of ABCP** | | **261** | 229 | 14 | **514** | 498 | 3 |
| Less: Gain on the sale of the Bank's subsidiary in Nassau | 3 | **–** | – | | **–** | (32) | |
| **Net income excluding specified items** | | **261** | 229 | 14 | **514** | 466 | 10 |
| **Diluted earnings per common share** | | **$ 1.41** | $ 1.00 | 41 | **$ 1.77** | $ 2.58 | (31) |
| Plus: Charges related to holding ABCP | 1 | **0.12** | 0.41 | | **0.73** | 0.49 | |
| Plus: Charge related to commitments to extend credit to clients holding ABCP | 2 | **–** | – | | **0.54** | – | |
| **Diluted earnings per common share excluding the impact of ABCP** | | **$ 1.53** | $ 1.41 | 9 | **$ 3.04** | $ 3.07 | (1) |
| Less: Gain on the sale of the Bank's subsidiary in Nassau | 3 | **–** | – | | **–** | (0.20) | |
| **Diluted earnings per common share excluding specified items** | | **$ 1.53** | $ 1.41 | 9 | **$ 3.04** | $ 2.87 | 6 |
| **Return on common shareholders' equity** | | | | | | | |
| **Including specified items** | | **18.5%** | 14.3% | | **11.5%** | 18.6% | |
| **Excluding specified items** | | **19.4%** | 20.2% | | **19.3%** | 20.7% | |

(1) During the quarter ended April 30, 2009, the following items, net of income taxes, were recorded to reflect the holding of ABCP: $17 million in losses on economic hedge transactions (2008: $49 million), ABCP financing costs of $2 million (2008: $10 million), and $1 million in professional fees related to the ABCP file (2008: $5 million). During the six months ended April 30, 2009, the following items, net of income taxes, were recorded to reflect the holding of ABCP: a $129 million loss on available for sale securities related to ABCP (2008: nil), $18 million in losses on economic hedge transactions (2008: $49 million), $41 million in interest received or receivable on ABCP held (2008: nil), ABCP financing costs of $9 million (2008: $23 million), and $3 million in professional fees related to the ABCP file (2008: $6 million).

(2) During the six months ended April 30, 2009, an $86 million after-tax provision for credit losses related to commitments to extend credit to clients holding ABCP was recorded (2008: nil).

(3) During the six months ended April 30, 2008, the Bank recorded a net gain of $32 million on the sale of its subsidiary in Nassau, Bahamas.

# CAUTION REGARDING FORWARD-LOOKING STATEMENTS

*From time to time, National Bank of Canada (the Bank) makes written and oral forward-looking statements, such as those contained in the "Major Economic Trends and Challenges" section and under the heading "Medium-term objectives" in the "Overview" section of the 2008 Annual Report, in other filings with Canadian securities regulators and in other communications, for the purpose of describing the economic environment in which the Bank will operate during fiscal 2009 and the objectives it has set for itself for that period. All such statements are made pursuant to the "safe harbour" provisions of Canadian and U.S. securities legislation. These forward-looking statements include, among others, statements with respect to the economy (particularly the Canadian and U.S. economies), market changes, observations regarding the Bank's objectives and its strategies for achieving them, Bank projected financial returns and certain risks faced by the Bank. These forward-looking statements are typically identified by future or conditional verbs or words such as "outlook," "believe," "anticipate," "estimate," "project," "expect," "intend," "plan," and words and expressions of similar import.*

*By their very nature, such forward-looking statements require assumptions to be made and involve inherent risks and uncertainties, both general and specific. Assumptions about the performance of the Canadian and U.S. economies in 2009 and how that will affect the Bank's business are material factors considered in setting the Bank's strategic priorities and objectives and in determining its financial targets, including provisions for credit losses. Given the current financial and credit crisis, fiscal 2009 could be characterized by an overall slowdown in the world economy that could affect the United States, Canada's largest trading partner. The financial crisis may result in lower levels of activity on capital markets and a higher cost of funds for financial institutions. There is a strong possibility that personal and commercial bankruptcies could increase in the coming quarters. In determining its expectations for economic growth, both broadly and in the financial services sector, the Bank primarily considers historical economic data provided by the Canadian and U.S. governments and their agencies. Tax laws in the countries in which the Bank operates, primarily Canada and the United States, are major factors it considers when establishing its effective tax rate. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, the management of credit, market and liquidity risks; the strength of the Canadian and U.S. economies and the economies of other countries in which the Bank conducts business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the U.S. Federal Reserve; the effects of competition in the markets in which the Bank operates; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial or regulatory judgments and legal proceedings; developments with respect to asset-backed commercial paper (ABCP) and liquidity in the ABCP market; the Bank's ability to obtain accurate and complete information from or on behalf of its clients or counterparties; the Bank's ability to successfully realign its organization, resources and processes; its ability to complete strategic acquisitions and integrate them successfully; changes in the accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the Bank's ability to recruit and retain key officers; operational risks, including risks related to the Bank's reliance on third parties to provide components of the Bank's business as well as other factors that may affect future results, including changes in trade policies, timely development of new products and services, changes in estimates relating to reserves, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; natural disasters; the possible impact on the business from public health emergencies, conflicts, other international events and other developments, including those relating to the war on terrorism; and the Bank's success in anticipating and managing the foregoing risks. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity.*

*The foregoing list of risk factors is not exhaustive. Additional information about these factors can be found under "Risk Management" and "Factors That Could Affect Future Results" in the 2008 Annual Report. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank also cautions readers not to place undue reliance on these forward-looking statements. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time, by it or on its behalf.*

*The forward-looking information contained in this document is presented for the purpose of interpreting the information contained herein and may not be appropriate for other purposes.*

For more information:

**Patricia Curadeau-Grou**
Chief Financial Officer and
Executive Vice-President
Finance, Risk and Treasury
514-394-6619

**Jean Dagenais**
Senior Vice-President
Finance, Taxation and
Investor Relations
514-394-6233

**Denis Dubé**
Senior Director
Public Relations
514-394-8644

**Hélène Baril**
Senior Director
Investor Relations
514-394-0296

# HIGHLIGHTS

(unaudited) (millions of dollars)

| | Quarter ended | | | Six months ended | | |
|---|---|---|---|---|---|---|
| | **April 30, 2009** | April 30, 2008 | % Change | **April 30, 2009** | April 30, 2008 | % Change |
| **Operating results** | | | | | | |
| Total revenues | **$ 1,031** | $ 887 | 16 | **$ 1,907** | $ 1,816 | 5 |
| Total revenues adjusted for non-controlling interest[1] | **1,030** | 873 | 18 | **1,916** | 1,864 | 3 |
| Net income | **241** | 165 | 46 | **310** | 420 | (26) |
| Return on common shareholders' equity | **18.5%** | 14.3% | | **11.5%** | 18.6% | |
| **Per common share** (dollars) | | | | | | |
| Earnings – basic | **$ 1.41** | $ 1.01 | 40 | **$ 1.77** | $ 2.59 | (32) |
| Earnings – diluted | **1.41** | 1.00 | 41 | **1.77** | 2.58 | (31) |
| **EXCLUDING SPECIFIED ITEMS[2]** | | | | | | |
| **Operating results** | | | | | | |
| Total revenues | **$ 1,059** | $ 975 | 9 | **$ 2,077** | $ 1,891 | 10 |
| Total revenues adjusted for non-controlling interest[1] | **1,058** | 961 | 10 | **2,086** | 1,939 | 8 |
| Net income | **261** | 229 | 14 | **514** | 466 | 10 |
| Return on common shareholders' equity | **19.4%** | 20.2% | | **19.3%** | 20.7% | |
| **Per common share** (dollars) | | | | | | |
| Earnings – basic | **$ 1.53** | $ 1.42 | 8 | **$ 3.04** | $ 2.89 | 5 |
| Earnings – diluted | **1.53** | 1.41 | 9 | **3.04** | 2.87 | 6 |
| **Per common share** (dollars) | | | | | | |
| Dividends declared | **$ 0.62** | $ 0.62 | | **$ 1.24** | $ 1.24 | |
| Book value | | | | **31.88** | 28.76 | |
| Stock trading range | | | | | | |
| High | **46.43** | 53.73 | | **46.43** | 54.25 | |
| Low | **30.71** | 44.39 | | **25.62** | 44.39 | |
| Close | **43.65** | 53.73 | | **43.65** | 53.73 | |

| | **April 30, 2009** | October 31, 2008 | % Change |
|---|---|---|---|
| **Financial position** | | | |
| Total assets | **$ 137,935** | $ 129,332 | 7 |
| Loans and acceptances[3] | **56,732** | 56,015 | 1 |
| Deposits | **79,870** | 76,022 | 5 |
| Subordinated debentures and shareholders' equity | **8,281** | 7,764 | 7 |
| Capital ratios – BIS under Basel II | | | |
| Tier 1 | **10.3%** | 9.4% | |
| Total | **13.8%** | 13.2% | |
| Capital ratios – BIS under Basel I | | | |
| Tier 1 | **11.0%** | 10.1% | |
| Total | **14.6%** | 14.1% | |
| Impaired loans, net of specific and general allowances | **(155)** | (162) | |
| As a % of loans and acceptances | **(0.3)%** | (0.3)% | |
| Assets under administration/management | **198,552** | 204,998 | |
| Total personal savings | **98,725** | 95,893 | |
| Interest coverage | **4.80** | 5.21 | |
| Asset coverage | **4.01** | 3.89 | |
| **Other information** | | | |
| Number of employees | **17,343** | 17,146 | 1 |
| Number of branches in Canada | **446** | 446 | – |
| Number of banking machines | **856** | 857 | – |

(1) Adjusted for gains or losses mainly attributable to third parties using the Innocap platform.
(2) See "Financial Reporting Method" on page 3.
(3) Net of securitized assets

# FINANCIAL CONDITION AND OPERATING RESULTS

May 27, 2009 – The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with the requirements set out in National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements prepared for the second quarter and first half of 2009. Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website **www.sedar.com** and the Bank's website **www.nbc.ca.**

## Analysis of Results

### CONSOLIDATED RESULTS

National Bank reported net income of $241 million for the second quarter of fiscal 2009, up 46% from the $165 million in net income for the second quarter of 2008. Diluted earnings per share were $1.41 compared to diluted earnings per share of $1.00 for the same quarter of 2008. The results for the quarter include $20 million in after-tax charges related to holding Asset-Backed Commercial Paper (ABCP) and consisting mainly of losses on economic hedge transactions. In the second quarter of 2008, the Bank had recorded $64 million in after-tax charges related ABCP; those charges consisted of losses on economic hedge transactions, financing costs, and professional fees. Excluding specified items, second quarter net income would have totalled $261 million compared to $229 million in the second quarter of 2008, up 14%. Diluted earnings per share would have been $1.53, up 9% from the $1.41 in the same quarter of 2008.

The Bank's net income for the first six months of the fiscal year totalled $310 million compared to $420 million for the same period in 2008. Excluding specified items, all related to the impact of ABCP in the first half of fiscal 2009, net income would have totalled $514 million compared to $466 million, a 10% increase over the same period of 2008 excluding a gain on the sale of the Bank's subsidiary in Nassau as well as the charges related to holding ABCP. Diluted earnings per share stood at $1.77 for the first six months compared to $2.58 for the same period of 2008. Excluding specified items, diluted earnings per share were $3.04, up $0.17 or 6% compared to the first six months of 2008.

Return on common shareholders' equity was 18.5% in the second quarter of 2009 compared to 14.3% in the same quarter of 2008. Excluding the specified items, return on common shareholders' equity would have been 19.4% in the second quarter of 2009 compared to 20.2% in the same quarter of 2008. For the first six months of fiscal 2009, it stood at 11.5% compared to 18.6% in the same period of 2008. Excluding specified items, it would have been 19.3% for the first six months of 2009.

**Total revenues**

The Bank's total revenues amounted to $1,031 million in the second quarter of 2009 compared to $887 million in the second quarter of 2008. The increase was mainly due to the rise in net interest income.

Net interest income for the quarter was $560 million versus $361 million for the second quarter of 2008. Net interest income at Personal and Commercial advanced $2 million to total $344 million for the quarter. This growth came from the solid increase in loan volumes, especially consumer loans and commercial loans, and was tempered by a narrowing of the net interest margin, which went from 2.68% in the second quarter of 2008 to 2.53% in the second quarter of 2009. Net interest income at Wealth Management rose $4 million due to the volume and net interest margin of the CashPerformer account. In the Financial Markets segment, the $203 million increase in net interest income was mainly due to the trading revenues recorded in net interest income that increased by $243 million compared to the second quarter of 2008.

Second quarter Other income stood at $471 million versus $526 million for the same quarter in 2008. Trading losses recorded as Other income totalled $92 million in the second quarter of 2009 compared to losses of $13 million in the second quarter of 2008. The net gains on available for sale securities reached $29 million, compared to net gains of $5 million for the year-earlier quarter. Underwriting and advisory fees totalled $83 million for the quarter, down from $94 million a year earlier, while securities brokerage commissions decreased $8 million to total $53 million. These decreases were due to the market conditions prevailing during the quarter. Securitization revenues totalled $100 million versus $58 million for the second quarter of 2008, owing to a higher volume of new securitizations and the favourable rate spread. Trust service and mutual fund fees were down $16 million to $76 million due to the decline in value of assets under management and administration. Lastly, other income declined $17 million to $49 million. This decrease was mainly attributable to a lower contribution from a company subject to significant influence.

Total revenues amounted to $1,907 million in the first six months of 2009, as against $1,816 million for the same period of 2008. Net interest income rose $260 million to total $1,047 million in the first six months of 2009. Net interest income at Personal and Commercial advanced $16 million to $702 million for the six-month period. The higher net interest income from trading activities accounted for upwards of $232 million of this increase. Other income in the first six months of 2009 totalled $860 million versus $1,029 million for the same six-month period of 2008. Compared to the same period in 2008, trading losses recorded in Other income decreased $5 million to total $76 million for the first six months of fiscal 2009. Underwriting and advisory fees declined by $24 million to total $165 million, securities brokerage commissions fell $14 million to total $106 million, and trust service and mutual fund fees were down $18 million to total $155 million. Securitization revenues reached $198 million, up $94 million compared to the first six months of 2008. Net losses on available for sale securities reached $148 million compared to net gains of $36 million for the first six months of 2008. This change was in large part due to charges attributable to the adjustment in the value of ABCP recorded during the first quarter of 2009.

**Operating expenses**
In the second quarter of 2009, operating expenses totalled $654 million, for an increase of $20 million or 3% from the year-earlier quarter. This increase was mainly attributable to the increase in variable compensation that accompanies revenue growth in the Financial Markets segment. The efficiency ratio was 61% for the quarter compared to 68% for the second quarter of 2008. For the first six months of fiscal 2009, operating expenses reached $1,299 million, rising $33 million due to higher variable compensation and higher expenses for occupancy costs and advertising.

**Provision for credit losses**
In the second quarter of 2009, the Bank recorded provisions for credit losses of $41 million, $7 million more than during the same quarter of 2008. This increase was due mainly to $5 million in credit card receivables and to loans of $9 million at Corporate Banking. The increase was offset by a $4 million decrease in losses on credit granted to medium-sized businesses compared to the same quarter in 2008.

For the first half of fiscal 2009, the Bank recorded a provision for credit losses of $205 million, an increase of $139 million compared to the same six-month period of 2008. This variance is mainly attributable to a $126 million allowance related to commitments to extend credit to clients holding ABCP recorded in the first quarter of 2009.

As at April 30, 2009, gross impaired loans totalled $331 million, a $24 million increase since October 31, 2008, due mainly to loans at Corporate Banking. As at April 30, 2009, allowances for credit losses exceeded gross impaired loans by $155 million versus $162 million as at October 31, 2008.

**Income taxes**
The income tax expense for the second quarter of 2009 was $80 million compared to $28 million in the same quarter of 2008. The tax rate for the second quarter of 2009 was 24% compared to 13% in 2008. This year-over-year increase in the tax rate was attributable to the decrease in tax-exempt revenues. For the first six months of 2009, the income tax expense stood at $73 million, for an effective tax rate of 18%. The income tax expense was $95 million in the same six-month period of 2008, when the effective tax rate was 20%.

## Results by Segment

**Personal and Commercial**
The Personal and Commercial segment contributed $222 million in the second quarter of 2009, an increase of $4 million from the same quarter of 2008. Net income posted a slight 2% increase, totalling $118 million for the quarter, and total revenues advanced $9 million to reach $548 million. Loan volumes at Personal and Commercial rose 8% between the second quarter of 2008 and the second quarter of 2009. This growth was tempered by a narrowing of the net interest margin, which was mainly due to smaller spreads on deposits.

Total revenues at Personal Banking rose $5 million to total $369 million. Loan and deposit volumes posted strong growth that was offset by a narrowing of net interest margins. The reduced net interest margin on deposits was partially offset by a wider net interest margin on credit cards. At Commercial Banking, total revenues rose $4 million and were mostly generated by greater financing activity among clients.

Operating expenses for Personal and Commercial amounted to $326 million in the second quarter of 2009, up $5 million from the same quarter of 2008. The segment's provision for credit losses was up $4 million to total $49 million, mainly because of higher credit losses on credit card receivables and tempered by lower losses on credit granted to small and medium-sized enterprises (SMEs).

For the first six months of fiscal 2009, net income for the Personal and Commercial segment totalled $258 million, a $9 million increase over the $249 million in net income recorded during the same period in 2008. Total revenues for the segment rose 2% to total $1,119 million. Total revenues for Personal Banking grew $11 million or 1%. Total revenues for Commercial Banking rose $15 million or 4%. The segment's provision for credit losses was $7 million higher than in the same six-month period of 2008. This increase was attributable to the $11 million loss on credit card receivables and personal loans of $6 million offset by lower losses in Commercial Banking of $10 million. The efficiency ratio for the first half of 2009 was 58%, unchanged from the same six-month period of 2008.

**Wealth Management**
Net income for the Wealth Management segment totalled $32 million in the second quarter of 2009, down $6 million from $38 million in the same quarter of 2008. Total revenues stood at $184 million, as against $204 million in the second quarter of 2008. This decrease was due mainly to the decline in the value of assets under management and administration. Operating expenses fell by $6 million to stand at $140 million in the second quarter of 2009, mainly due to a decrease in variable compensation.

For the first six months of fiscal 2009, net income for Wealth Management totalled $64 million compared to $77 million in the same period of 2008, for a decrease that is explained by the same factors provided for the quarter. Total revenues stood at $379 million, as against $418 million for the first six months of 2008. Operating expenses amounted to $286 million, a $13 million improvement when compared to the $299 million in operating expenses recorded during the first half of 2008.

**Financial Markets**

The Financial Markets segment posted net income of $123 million in the second quarter of 2009, up $41 million from the same quarter of 2008. Total revenues for the segment stood at $355 million compared to $281 million in the second quarter of 2008. Including revenues on a taxable equivalent basis and adjusted for non-controlling interest, the second quarter revenues totalled $354 million compared to $267 million for the same quarter of 2008. Income from trading activities were $188 million for the quarter, up $119 million from the second quarter of 2008, mainly due to higher revenues from fixed-income securities and partly offset by lower revenues from equity securities. Financial market fees and other revenues were down by amounts of $16 million and $56 million, respectively, when compared to the same quarter of 2008. The decrease in financial market fees was attributable to a slowdown in business caused by uncertainty in the capital markets. The decrease in other revenues was due in part to a $20 million lower contribution from Maple Financial Group Inc., a company subject to significant influence. Gains on available for sale securities were up $28 million, and revenues from banking services increased $12 million compared to the same quarter of 2008. Second quarter operating expenses stood at $171 million, up $15 million from the year-earlier quarter due to a $21 million increase in variable compensation and offset by a $4 million decrease in salaries and staff benefits. For the second quarter of 2009, the segment recorded $7 million in provision for credit losses versus the $2 million recovered in the second quarter of 2008.

For the first six months of fiscal 2009, net income for the segment totalled $196 million, up $42 million from the same period in 2008. Total revenues stood at $614 million compared to $497 million for the first six months of 2008. Including revenues on a taxable equivalent basis and adjusted for non-controlling interest related to trading activities, the revenues from Financial Markets totalled $623 million, up $78 million from the first half of 2008. This increase consisted mainly of higher trading activity revenues from fixed-income securities offset by lower financial market fees and other income. Operating expenses stood at $339 million, a $14 million increase when compared to the first six months of 2008. For the first half of 2009, the segment recorded $10 million in provision for credit losses versus the $2 million recovered in the same period of 2008.

**Financial Market Revenues**
(taxable equivalent basis[1])
(millions of dollars)

| | Q2 | | Six months | |
|---|---|---|---|---|
| | **2009** | 2008 | **2009** | 2008 |
| Trading activity revenues | | | | |
| Equity | **42** | 72 | **86** | 58 |
| Fixed income | **128** | (14) | **186** | 81 |
| Commodity and foreign exchange | **18** | 11 | **50** | 54 |
| | **188** | 69 | **322** | 193 |
| Financial market fees | **55** | 71 | **110** | 143 |
| Gains on available for sale securities, net | **32** | 4 | **41** | 27 |
| Banking services | **55** | 43 | **109** | 92 |
| Other | **24** | 80 | **41** | 90 |
| **Total[2]** | **354** | 267 | **623** | 545 |

(1) See "Financial Reporting Method" on page 3.
(2) Excluding non-controlling interest

**Other**

The *Other* heading of segment results posted a net loss of $32 million in the second quarter of 2009 versus a net loss of $71 million in the same quarter of 2008. The results for the quarter include a net amount of $20 million in charges related to holding ABCP and consisting mainly of losses on economic hedge transactions. In the second quarter of 2008, the after-tax charges related to ABCP were $64 million and consisted of losses on economic hedge transactions, financing costs, and professional fees. Excluding the specified items, the second quarter total revenues for the *Other* heading was a negative amount of $28 million compared to a negative amount of $49 million for the second quarter of 2008. This difference was mainly attributable to higher revenues from securitization activities. For the first six months of 2009, the net loss under this heading was $208 million, as compared to a net loss of $60 million in the corresponding period of 2008. This was mainly due to ABCP-related charges, including the cost of holding ABCP and a charge related to commitments to extend credit to clients holding ABCP. Excluding the specified items, the net loss for the first six months of 2009 was $4 million, as compared to a $14 million loss posted for the same six-month period of 2008.

## Cash Flows

Due to the very nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, certain activities, such as trading activities, generate significant cash flow movements that can impact several asset and liability items such as held for trading securities, securities sold short, or securities sold under repurchase agreements.

For the second quarter of 2009, cash and cash equivalents increased $1.9 billion compared to a decrease of $0.5 billion in the year-earlier quarter. As at April 30, 2009, cash and cash equivalents totalled $3.2 billion versus $3.7 billion a year earlier.

Operating activities generated cash inflows of $1.9 billion due to a $2.6 billion change in other items including a $2.8 billion increase in other liabilities, consisting mainly of obligations other than deposits and a $1.1 billion change in the fair value of derivative financial instruments offset by a $1.6 billion increase in securities held for trading. During the same quarter in 2008, operating activities generated cash inflows of $0.9 billion, mainly due to a $1.4 billion decrease in amounts due from clients, dealers and brokers, a $0.4 billion decrease in the fair value of derivative financial instruments, and a $0.3 billion increase in amounts due to clients, dealers and brokers offset by a $1.5 billion increase in securities held for trading.

Financing activities required $2.1 billion in cash as a result of a $2.7 billion decrease in obligations related to securities sold short offset by a $0.4 billion increase in securities sold under repurchase agreements. During the second quarter of 2008, financing activities generated $1.5 billion in cash, mainly as a result of a $5.4 billion increase in securities sold under repurchase agreements offset by a $2.8 billion decrease in deposits and a $1.4 billion decrease in obligations related to securities sold short.

Lastly, investing activities generated $2.1 billion in cash during the second quarter of 2009, owing to the proceeds from securitization of new assets and other transfers of receivables of $1.2 billion and to the $1.2 billion decrease in securities purchased under reverse repurchase agreements. During the second quarter of 2008, investing activities required $2.9 billion in cash, mainly due to the $2.8 billion increase in loans.

## Balance Sheet

As at April 30, 2009, the Bank had total assets of $137.9 billion compared to $129.3 billion as at October 31, 2008. Loans and acceptances increased $0.7 billion despite the increase in securitized loans. In addition, cash, deposits with financial institutions, securities, and securities purchased under reverse repurchase agreements increased $8.4 billion owing to the increase in securities issued by the Government of Canada. The table below presents the main portfolios:

**Average Monthly Volumes**
(millions of dollars)

| | **April 2009** | October 2008 | April 2008 |
|---|---|---|---|
| **Loans and acceptances**[1] | | | |
| Residential mortgages | **23,241** | 23,124 | 22,988 |
| Consumer loans | **14,416** | 13,189 | 11,901 |
| Credit card receivables | **1,820** | 1,846 | 1,799 |
| SME loans | **16,068** | 15,343 | 14,936 |
| Corporate loans | **7,625** | 7,098 | 6,678 |
| | **63,170** | 60,600 | 58,302 |
| **Deposits** | | | |
| Personal (balance) | **34,871** | 33,098 | 31,760 |
| Off-balance sheet personal savings (balance) | **63,854** | 62,795 | 73,462 |
| Business | **13,967** | 14,418 | 13,224 |

(1) Including securitized assets

Loans and acceptances rose $2.6 billion, or 4%, since October 31, 2008, for total volumes of $63.2 billion as at April 30, 2009. This growth was mainly attributable to the increase in consumer loans, which rose 9% since October 31, 2008 to total $14.4 billion, due to higher volumes of secured home equity lines of credit. Corporate loans continued to grow, reaching $7.6 billion as at April 30, 2009, for an increase of 7% since October 31, 2008. Year over year, residential mortgage loan volumes increased 1% to total $23.2 billion as at April 30, 2009. Consumer loan volumes grew 21% since April 30, 2008, and SME loan volumes increased $1.1 billion or 8% year over year to total $16.1 billion as at April 30, 2009. Corporate loans were up 14% from the corresponding period last year.

Personal deposits totalled $34.9 billion as at April 30, 2009, up $1.8 billion, or 5%, since October 31, 2008. Off-balance sheet personal savings administered by the Bank totalled $63.9 billion at the end of the second quarter of 2009, an increase of 2% since October 31, 2008. Business deposits declined 3% to total $14.0 billion as at April 30, 2009. Year over year, personal deposits increased $3.1 billion, or 10%, while off-balance sheet personal savings administered by the Bank were down $9.6 billion. The decrease was mainly attributable to the decline in the fair value of assets under management and administration and to the transfer of assets to traditional banking products. Moreover, business deposits advanced slightly from one year earlier.

As at April 30, 2009, the Bank's shareholders' equity was $6.2 billion compared to $5.5 billion as at October 31, 2008. This increase is partially explained by the issuance of Series 24 and 26 First Preferred Shares for an amount of $315 million. Moreover, accumulated other comprehensive income amounted to $183 million as at April 30, 2009, as against a loss of $62 million as at October 31, 2008. This change was attributable to the $139 million in gains on derivative financial instruments designated as cash flow hedges and the $97 million in unrealized gains on available for sale assets, net of fair value hedge transactions.

**Shares and stock options as at April 30, 2009**

| | Number of shares | $ million |
|---|---|---|
| First Preferred Shares | | |
| Series 15 | **8,000,000** | **200** |
| Series 16 | **8,000,000** | **200** |
| Series 20 | **6,900,000** | **173** |
| Series 21 | **8,050,000** | **201** |
| Series 24 | **6,800,000** | **170** |
| Series 26 | **5,800,000** | **145** |
| | **43,550,000** | **1,089** |
| Common shares | **159,883,081**(1) | **1,669** |
| Stock options | **8,634,949**(1) | |

(1) As at May 22, 2009, 160,071,871 common shares and 8,624,574 stock options were outstanding.

## ASSET-BACKED COMMERCIAL PAPER

On August 20, 2007, the Bank announced a number of measures to relieve its clients from the uncertainties related to the liquidity problem in the asset-backed commercial paper (ABCP) market. During the fourth quarter of 2007, the Bank purchased $2,138 million of ABCP, issued by 26 trusts, including $1,084 million from mutual funds and $559 million from pooled funds administered by the Bank, as well as the ABCP held by its individual retail clients and certain other clients. This amount was in addition to the $156 million of ABCP already held by the Bank.

On December 23, 2007, the Pan-Canadian Investors Committee for Third-Party Structured ABCP approved an agreement in principle to restructure the affected series of ABCP issued by 20 trusts. On December 24, 2008, an agreement was reached with all key stakeholders, including the governments of Canada, Quebec, Ontario and Alberta, regarding the restructuring of $32 billion of third-party ABCP. The restructuring plan (the Plan) was implemented on January 21, 2009.

### Restructuring plan

In accordance with the Plan, the affected ABCP has been replaced with new longer-term floating rate notes with maturities designed to more closely match the maturities of the underlying assets. The Plan also provides, in certain circumstances, for the pooling of certain assets as well as the establishment of new margin funding facilities to support any collateral calls that may occur in the future.

The series of affected ABCP, supported in whole or in part by synthetic assets, have been pooled into the Master Asset Vehicles (I and II) as follows:

- Master Asset Vehicle I (MAV I) is a newly formed vehicle for investors who have elected to commit their pro rata share of a margin funding facility associated with their underlying assets.
- Master Asset Vehicle II (MAV II) is a newly formed vehicle for investors who have elected to commit less than or none of their pro rata share of a margin funding facility, in which case third parties will fund the remaining portion.

The margin funding facilities in MAV I and MAV II are provided by third party lenders, including Canadian banks, asset providers, noteholders and the governments of Canada, Quebec, Ontario and Alberta. The facilities provided by the governments rank senior to all other margin funding facilities and, in the event of margin calls, they would be the last in and the first out. These facilities are designed to reduce the risk that the newly formed vehicles will not be able to meet margin calls if future circumstances warrant them. The Bank committed to contribute $911 million to these margin funding facilities. As at April 30, 2009, the margin funding facility had not been drawn.

The key parties to the restructuring have also agreed to enhance the transaction by including a moratorium that prevents collateral calls for a period of 18 months.

In connection with the contribution to MAV I or MAV II of assets supported by the margin funding facility, investors have received a mix of Class A-1, Class A-2, Class B and Class C notes with an expected maturity in January 2017. Ineligible assets in MAV I and MAV II have been segregated, and noteholders holding series of ABCP secured in part by ineligible assets have received IA tracking notes that will track the performance of the underlying individual asset.

A newly formed vehicle, which silos each series secured exclusively by traditional assets or by 100% ineligible assets, has been created under Master Asset Vehicle III (MAV III). Two main types of notes are created in MAV III: TA tracking notes for traditional assets and IA tracking notes for ineligible assets. All tracking notes are tied to the net return and maturities of their respective underlying assets.

MAV I and MAV II Class A-1 and Class A-2 notes were granted a rating of "A" on January 21, 2009. On April 24, 2009, MAV II Class A-2 notes were placed under review, with negative implications, while other MAV ratings were unchanged. The review was made in light of, but not limited to, the insufficient funds that were available to pay accrued interest. MAV I also experienced an interest shortfall, but the MAVs Administrator has confirmed that this event for both MAV I and MAV II was not due to the credit performance of the underlying assets.

As at April 30, 2009, the face value of the ABCP held by the Bank was $2,054 million, of which $1,723 million was designated as *Held for trading securities* under the fair value option, and $331 million was classified in *Available for sale securities*. During the quarter, a credit default swap excluded from the moratorium was terminated and the Bank's proportional share in the notes related to this derivative was $43 million. The Bank also received a principal repayment related to the ABCP notes for an amount of $69 million. The table below provides a breakdown of the ABCP face value as at April 30, 2009:

| | |
|---|---|
| **MAV I** | |
| Class A-1 | 607 |
| Class A-2 | 553 |
| Class B | 94 |
| Class C | 39 |
| IA tracking notes for ineligible assets | 99 |
| **Total MAV I** | 1,392 |
| **MAV II** | |
| Class A-1 | 99 |
| Class A-2 | 79 |
| Class B | 14 |
| Class C | 6 |
| IA tracking notes for ineligible assets | 21 |
| **Total MAV II** | 219 |
| **MAV III** | |
| TA tracking notes for traditional assets | 129 |
| IA tracking notes for ineligible assets | 163 |
| **Total MAV III** | 292 |
| **ABCP not included in the Pan-Canadian restructuring plan** | 151 |
| **TOTAL** | 2,054 |

**Establishing fair value**

To determine the value of the ABCP it is holding, the Bank established ranges of estimated fair value. The carrying value of the ABCP held by the Bank in an investment portfolio as at April 30, 2009, designated as *Held for trading securities*, was $1,159 million, and $142 million was classified in *Available for sale securities*. The notes held in an investment portfolio with one or more embedded derivatives were designated as *Held for trading securities* under the fair value option, and the other notes were classified in *Available for sale securities*. The table below provides a breakdown of the carrying value of ABCP held as at April 30, 2009:

| | |
|---|---|
| MAV I and MAV II | 1,119 |
| MAV III | 133 |
| ABCP not included in the Pan-Canadian restructuring plan | 49 |
| Carrying values of the notes | 1,301 |
| Margin funding facilities | (67) |
| **TOTAL** | 1,234 |

Since the carrying value of ABCP held by the Bank as at January 31, 2009 was within the range of the estimated fair value established as at April 30, 2009, no change was made to the carrying value as at April 30, 2009.

For the first six months of 2009, a loss of $190 million was recorded in *Gains (losses) on available for sale securities* in the Consolidated Statement of Income following the implementation of the restructuring plan.

In establishing the fair value of the ABCP included in the Plan and excluding ineligible assets, the Bank considered the quality of the underlying assets. The Bank determined the fair value using a discounted cash flow analysis. The discount rate was based 80% on the CDX.IG index tranches and 20% on a basket of securities backed by assets such as credit card receivables, Residential Mortgage-Backed Securities (RMBS), Commercial Mortgage-Backed Securities (CMBS) and automobile loans. Credit ratings, coupons and maturities were based on the terms of the new notes.

For ineligible assets, the fair value of the tracking notes was based on an analysis of the underlying assets of the notes and the market value of comparable instruments. For RMBS, fair values were based on the ABX index; for CMBS, CMBS indices, including the CMBX index, were chosen. As for derivative financial instruments, the Bank used valuation models which are commonly used by market participants with inputs that are based on factors observable in the markets: CDX.IG indices and correlation and interest rates.

The Bank's valuation was based on its assessment of the conditions prevailing as at April 30, 2009, which may change in subsequent periods. The most important assumptions for determining the fair value of the notes are the observable discount rates and the credit ratings of the notes. Fair value sensitivities to these assumptions as at April 30, 2009 were as follows:

- A 10-basis-point change in the discount rate would result in a $10 million decrease or increase in the fair value;
- A decrease in the credit rating by one letter grade would result in a fair value decrease within a range of $70 million to $90 million; and
- An increase in the credit rating by one letter grade would result in a fair value increase within a range of $60 million to $80 million.

Determining the fair value of ABCP is complex and involves an extensive process that includes the use of quantitative modelling and relevant assumptions. Possible changes that could have a material effect on the future value of the ABCP include: (1) changes in the value of the underlying assets, (2) developments related to the liquidity of the ABCP market, and (3) the impacts of a severe and prolonged economic slowdown in North America.

**Credit facilities to clients holding ABCP**

Since the Plan has been implemented, the Bank is offering improved credit facilities to its commercial and corporate clients who are holding third-party ABCP to help with their liquidity needs. These credit facilities cover up to 75% of the face value of the notes. The credit agreements also provide for an option in favour of the borrower that allows the borrower to assign to the Bank, on or after the maturity date of the credit facility, the restructured notes in payment of the principal of the credit facility. These credit facilities will be made available for a period of two to three years with the possibility of being extended by the Bank if borrowers maintain a normal banking relationship with the Bank during the period of the credit facility.

During the first quarter of 2009, the Bank recorded a provision for credit losses of $126 million related to these new credit facilities. This amount was recorded in *Other liabilities* in the Consolidated Balance Sheet. A general allowance for credit risk for ABCP-secured loans of $23 million was recorded during fiscal 2008. These allowances are based on the Bank's assessment of the value of the collateral at the maturity date of the loans and are mainly due to the credit facilities secured by notes backed by ineligible assets.

As at April 30, 2009, the outstanding new credit facilities were $167 million. In total, the collateral related to the credit facilities offered to clients was estimated as follows:

| Collateral | Face value of the notes | Credit facilities related to notes backed by ineligible assets (1) | Credit facilities related to other notes included in the restructuring plan (2) |
|---|---|---|---|
| **MAV II** | | | |
| Class A-1 | 414 | – | 329 |
| Class A-2 | 397 | – | 313 |
| Class B | 75 | – | 59 |
| Class C | 28 | – | 22 |
| IA tracking notes for ineligible assets | 134 | 105 | – |
| **Total MAV II** | 1,048 | 105 | 723 |
| **MAV III** | | | |
| TA tracking notes for traditional assets | 89 | – | 59 |
| IA tracking notes for ineligible assets | 182 | 137 | – |
| **Total MAV III** | 271 | 137 | 59 |
| **TOTAL** | 1,319 | 242 | 782 |

(1) These credit facilities represent 75% of the face value of the notes and are guaranteed by the notes.

(2) These credit facilities represent 75% of the face value of the notes of which 30% are full recourse to the borrower and 45% guaranteed by the notes.

The Bank had also provided credit facilities to borrowers for their liquidity needs until the new credit facilities were made available. As at April 30, 2009, these outstanding credit facilities represented $228 million with recourse to the borrowers.

## Off-Balance Sheet Arrangements

In the normal course of business, the Bank is party to various financial arrangements that, under Canadian generally accepted accounting principles (GAAP), are not required to be recorded on the Consolidated Balance Sheet or are recorded under amounts other than their notional or contractual values. These arrangements include, among others, assets under administration and assets under management, variable interest entities (VIEs), derivative financial instruments, letters of guarantee and credit agreements. For a complete analysis of these types of arrangements, including their nature, business purpose and importance, see pages 46 to 49 of the 2008 Annual Report. For further information on the VIEs in which the Bank holds a significant variable interest but is not the primary beneficiary as defined in Accounting Guideline No. 15, *Consolidation of Variable Interest Entities* (AcG-15), see Note 13 to the 2008 audited consolidated financial statements. For more information on the guarantees and a description of obligations under certain indemnification agreements, refer to Note 28 to the 2008 audited consolidated financial statements and to Note 11 for securitization activities.

During the six-month period ended April 30, 2009, aside from new securitization activities described in Note 8 to the unaudited interim consolidated financial statements and the $911 million margin funding facility that the Bank has committed to contribute under the ABCP restructuring plan completed on January 21, 2009, the Bank did not enter into any significant arrangements with VIEs that are not consolidated by the Bank. The ABCP restructuring plan provides for a moratorium on margin calls for a period of 18 months.

## Additional Disclosure – Financial Stability Board

The Superintendent of Financial Institutions has asked Canadian banks to apply certain Financial Stability Forum (now Financial Stability Board) recommendations published in April 2008. The recommendations were issued to enhance transparency and valuation with respect to certain exposures, in particular special purpose entities, subprime and Alt-A exposures, synthetic collateralized debt obligations, residential and commercial mortgage-backed securities, and leveraged financing structures.

The Bank does not market any specific mortgage financing program to subprime or Alt-A clients. Subprime loans are generally defined as loans granted to borrowers with a high credit risk profile than prime borrowers, and the Bank does not grant this type of loan. Alt-A loans are granted to borrowers who cannot provide standard proof of income. The Bank's Alt-A loan volume was $111 million as at April 30, 2009.

Credit derivative positions in collateralized debt obligations are provided in Table 4 in the "Additional Financial Information" section at the end of Management's Discussion and Analysis. The Bank does not have any significant direct position in residential and commercial mortgage-backed securities.

Leveraged finance loans are defined by the Bank as loans granted to large corporate and financial sponsor-backed companies that are typically non-investment grade with much higher levels of debt relative to the industry in which they operate. Leveraged finance is commonly employed to achieve a specific objective, for example to make an acquisition, to complete a buy-out or to repurchase shares. Leveraged finance risk exposure takes the form of both funded and unfunded commitments. As at April 30, 2009, total commitments for this type of loan stood at $233 million.

Details concerning other exposures are provided in Table 8 in the "Additional Financial Information" section at the end of Management's Discussion and Analysis.

## Risk Management

The Bank's objective is to maintain its financial performance by staying the course with prudent management and a sound balance between return and the risks assumed. The Bank views risk as an inherent part of its development and the diversification of its activities.

In order to manage the current financial and credit crisis, the Bank is taking additional steps to more closely monitor its liquidities and funding. In October 2008, the Bank of Canada announced that it was temporarily allowing participants in the Large Value Transfer System (LVTS) to substitute their non-mortgage loan portfolios (in Canadian dollars) for current LVTS collateral, which is composed of marketable securities that may be used as collateral for other purposes. In order to benefit from this initiative, the Bank, as a participant in the LVTS, has granted the Bank of Canada a movable hypothec on the portfolio of non-mortgage loans denominated in Canadian dollars granted to Canadian residents. Since the beginning of fiscal 2009, the Bank has substituted this portfolio for LVTS collateral.

The Bank has enhanced control of its exposure to counterparty risk with certain U.S. and international entities most affected by the crisis by taking an overall prudent approach when extending credit facilities. Management of the credit portfolio also involves more frequent monitoring and updates. For more details, please refer to the Risk Management section of the 2008 Annual Report on pages 57 to 65 as well as to Note 5 to the consolidated financial statements concerning the management of risks associated with financial instruments presented on pages 106 to 115 of the 2008 Annual Report.

Information about risk management is also provided in Tables 1 to 7 of the "Additional Financial Information" section at the end of Management's Discussion and Analysis and in Note 7 to the unaudited interim consolidated financial statements, which covers loans.

The first table below illustrates the VaR distribution of trading portfolios by risk category as well as the diversification effect. The second table presents the potential before-tax impact of an immediate and sustained 100-basis-point increase or decrease in interest rates on net interest income and on the economic value of the shareholders' equity of non-trading portfolios, assuming no further hedging is undertaken, and excludes the prepayment option inherent in fixed-rate mortgage loans.

**Global VaR by Risk Category**[1]

| Quarter ended | | | | April 30, 2009 | January 31, 2009 |
|---|---|---|---|---|---|
| | Low | High | Average | Period end | Period end |
| Interest rate | **(8.2)** | **(13.4)** | **(11.0)** | **(8.2)** | (12.2) |
| Foreign exchange | **(1.3)** | **(5.3)** | **(2.8)** | **(5.3)** | (3.1) |
| Equity | **(3.3)** | **(8.1)** | **(4.8)** | **(6.3)** | (3.7) |
| Commodity | **(0.9)** | **(2.1)** | **(1.4)** | **(1.3)** | (1.6) |
| Correlation effect[2] | **n.s.** | **n.s.** | **8.9** | **12.8** | 9.1 |
| **Global VaR** | **(8.0)** | **(14.1)** | **(11.1)** | **(8.3)** | (11.5) |

n.s. – Computation of a correlation effect for the high and low is not significant as highs and lows may occur on different days and be attributable to different types of risk.

(1) Amounts are presented on a pre-tax basis and represent one-day VaR.
(2) The correlation effect is the result of the diversification of types of risks.

**Interest rate sensitivity – non-trading (before tax)**

| As at April 30 | 2009 | 2008 |
|---|---|---|
| 100-basis-point increase in the interest rate | | |
| Impact on net interest income (for the next 12 months) | **(15)** | (9) |
| Impact on shareholders' equity | **(192)** | (70) |
| 100-basis-point decrease in the interest rate | | |
| Impact on net interest income (for the next 12 months) | **17** | 10 |
| Impact on shareholders' equity | **185** | 67 |

**Daily Trading Revenues**[1]

Daily trading revenues were positive for more than 87% of the days during the quarter ended April 30, 2009. Net daily trading losses in excess of $1 million were recorded on only 7 days, despite the volatility of markets during the quarter. None of these losses exceeded the VaR limit.


Quarter ended April 30, 2009
(unaudited) (millions of dollars)
Trading Revenues
VaR
15
10
5
0
(5)
(10)
(15)
Feb. 1, 09
Feb. 28, 09
March 31, 09
April 30, 09

(1) Excluding the impact of economic hedge transactions undertaken to protect the ABCP portfolio

## Accounting Policies and Estimates

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP. The reader is referred to Note 1 to the 2008 audited annual consolidated financial statements for more information on the significant accounting policies used to prepare the consolidated financial statements. Certain of these accounting policies are considered critical because they are important to the presentation of the Bank's financial position and operating results and require difficult, subjective and complex judgments and estimates because they relate to matters that are inherently uncertain. The key assumptions and bases for estimates made by Management in accordance with GAAP are described in the 2008 Annual Report.

There have not been any changes to the Bank's significant accounting policies affecting fiscal 2009, other than those described in Note 2A to the unaudited interim consolidated financial statements.

Information about future changes in accounting standards are presented in Note 2B to the unaudited interim consolidated financial statements.

**International Financial Reporting Standards (IFRS)**

In February 2008, the Canadian Accounting Standards Board confirmed that all publicly accountable enterprises would be required to report under IFRS in 2011. The Bank will adopt IFRS commencing November 1, 2011 with comparatives for the year commencing November 1, 2010. The Bank will issue its consolidated financial statements for the quarter ended January 31, 2012 prepared on an IFRS basis.

In order to prepare for the transition to IFRS, the Bank has established an enterprise-wide project, formed a dedicated project team and put in place a formal governance structure. The project team reports on a regular basis to a steering committee which includes senior levels of management from all relevant departments. The Bank is currently in the planning phase of the conversion. This includes identifying the significant differences between existing Canadian GAAP and IFRS, identifying information technology requirements and operational impacts, developing the detailed project plan, assessing resource requirements and commencing training of staff.

At the present time, the impact of the adoption of IFRS on the Bank's consolidated financial statements is not determinable as changes to accounting standards are expected prior to transition.

## Disclosure on Internal Controls Over Financial Reporting

During the second quarter of 2009, no changes were made to the policies, procedures and other processes that comprise the Bank's internal control over financial reporting that had or could reasonably have a material impact on the Bank's internal control over financial reporting.

## Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements (BIS) – Basel II, stood at 10.3% and 13.8%, respectively, as at April 30, 2009, compared to 9.4% and 13.2% as at October 31, 2008. The increase in the capital ratios was attributable to the issuance of two series of first preferred shares during the first quarter of 2009 in an amount of $315 million and to a slight decrease in risk-weighted assets. Furthermore, the repurchase of $250 million in subordinated debentures in the second quarter of 2009 reduced the total capital ratio. If these ratios had been calculated using the former BIS rules (Basel I), they would have been 11.0% and 14.6%, respectively, as at April 30, 2009.

As at April 30, 2009, the risk-weighted assets calculated under the rules of Basel II were $56.7 billion compared to $58.1 billion as at October 31, 2008, down slightly by 2%. Risk-weighted assets calculated under Basel I would have been $55.0 billion as at April 30, 2009.

Other information on capital is provided in the table on the next page.

**Capital Adequacy under Basel II**
(unaudited) (millions of dollars)

| | Risk-weighted assets | |
|---|---|---|
| | **As at April 30, 2009** | As at October 31, 2008 |
| **Approaches for credit risk** | | |
| Retail residential mortgages | **4,018** | 3,997 |
| Other retail | **7,404** | 6,915 |
| Corporate | **25,866** | 27,065 |
| Bank | **1,946** | 1,582 |
| Trading portfolio | **2,906** | 2,826 |
| Securitization | **1,047** | 115 |
| | **43,187** | 42,500 |
| Equity securities | **1,014** | 975 |
| Other assets | **2,029** | 2,034 |
| **Total – Credit risk** | **46,230** | 45,509 |
| **Approaches for market risk** | | |
| Standardized approach | **3,321** | 5,084 |
| Advanced measurement approach | **1,428** | 1,539 |
| **Total – Market risk** | **4,749** | 6,623 |
| **Approaches for operational risk** | **5,703** | 5,937 |
| **Total capital requirements for risk** | **56,682** | 58,069 |
| **Tier 1 capital ratio** | **10.3%** | 9.4% |
| **Total capital ratio** | **13.8%** | 13.2% |

# Dividends

The Board of Directors declared regular dividends on the various classes and series of preferred shares and a dividend of $0.62 per common share, payable on May 1, 2009 to shareholders of record on March 26, 2009.

# ADDITIONAL FINANCIAL INFORMATION

## QUARTERLY INFORMATION

(unaudited) (millions of dollars except per share amounts)

| | | 2009 | | | | 2008 | | 2007 | 2008 | 2007 |
|---|---|---|---|---|---|---|---|---|---|---|
| | **Q2** | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 | Total | Total |
| **Total revenues** | **1,031** | 876 | 765 | 1,056 | 887 | 929 | 399 | 1,008 | 3,637 | 3,417 |
| **Net income (loss)** | **241** | 69 | 70 | 286 | 165 | 255 | (175) | 243 | 776 | 541 |
| **Earnings (loss) per common share ($)** | | | | | | | | | | |
| Basic | **1.41** | 0.36 | 0.37 | 1.73 | 1.01 | 1.58 | (1.14) | 1.49 | 4.69 | 3.25 |
| Diluted | **1.41** | 0.36 | 0.37 | 1.73 | 1.00 | 1.58 | (1.14) | 1.48 | 4.67 | 3.22 |
| **Dividends per common share ($)** | **0.62** | 0.62 | 0.62 | 0.62 | 0.62 | 0.62 | 0.60 | 0.60 | 2.48 | 2.28 |
| **Return on common shareholders' equity (%)** | **18.5** | 4.6 | 5.0 | 23.7 | 14.3 | 22.9 | (16.0) | 20.6 | 16.4 | 11.5 |
| **Total assets** | **137,935** | 136,989 | 129,332 | 121,931 | 123,608 | 120,124 | 113,085 | 123,353 | | |
| **Impaired loans, net** | **175** | 178 | 169 | 142 | 134 | 140 | 129 | 110 | | |
| **Per common share ($)** | | | | | | | | | | |
| Book value | **31.88** | 30.52 | 29.70 | 29.44 | 28.76 | 28.13 | 26.85 | 28.70 | | |
| Stock trading range | | | | | | | | | | |
| High | **46.43** | 45.95 | 53.66 | 54.63 | 53.73 | 54.25 | 60.28 | 66.14 | | |
| Low | **30.71** | 25.62 | 42.25 | 45.75 | 44.39 | 45.15 | 50.50 | 60.61 | | |

## TABLE 1 – GEOGRAPHIC DISTRIBUTION OF LOANS

As at April 30, 2009
(unaudited) (millions of dollars)

| | Gross loans | Impaired loans | Specific allowances |
|---|---|---|---|
| **Canada** | | | |
| Residential mortgage | 14,278 | 21 | 3 |
| Personal and credit card | 16,971 | 49 | 20 |
| Business and government | 19,132 | 261 | 133 |
| | 50,381 | 331 | 156 |
| **United States** | | | |
| Residential mortgage | 76 | – | – |
| Personal and credit card | 5 | – | – |
| Business and government | 951[(1)] | – | – |
| | 1,032 | – | – |
| **Other** | | | |
| Residential mortgage | – | – | – |
| Personal and credit card | 187 | – | – |
| Business and government | 1 | – | – |
| | 188 | – | – |
| | 51,601 | 331 | 156 |

(1) Includes $404 million in guaranteed loans to financial institutions

## TABLE 2 – CREDIT RISK MITIGATION

As at April 30, 2009
(unaudited) (millions of dollars)

| | Total exposure covered by | | |
|---|---|---|---|
| | Eligible financial collateral | Guarantees | Credit derivatives |
| **Balance sheet exposures** | | | |
| Securities purchased under reverse repurchase agreements and securities sold under repurchase agreements | 10,649 | – | – |
| Loans | | | |
| Residential mortgage | – | 8,340 | – |
| Personal and credit card | 322 | 783 | – |
| Business and government | 62 | 1,255 | 45 |
| Derivative financial instruments – OTC | 476 | – | – |

## TABLE 3 – BREAKDOWN OF CREDIT RISK BY DERIVATIVE FINANCIAL INSTRUMENT PORTFOLIO – OTC

As at April 30, 2009
(unaudited) (millions of dollars)

| | Replacement cost | Credit equivalent | Risk-weighted amount |
|---|---|---|---|
| Interest rate contracts | 4,797 | 5,619 | 1,336 |
| Foreign exchange contracts | 949 | 1,951 | 713 |
| Equity contracts | 1,014 | 2,425 | 1,442 |
| Commodity contracts | 1,015 | 1,027 | 922 |
| Credit derivative contracts | 1,070 | 3,356 | 654 |
| | 8,845 | 14,378 | 5,067 |
| Impact of master netting agreements | (5,947) | (8,102) | (1,933) |
| | 2,898 | 6,276 | 3,134 |
| Impact of collateral held | – | (475) | (115) |
| | 2,898 | 5,801 | 3,019 |

## TABLE 4 – CREDIT DERIVATIVE POSITIONS (NOTIONAL AMOUNTS)

As at April 30, 2009
(unaudited) (millions of dollars)

| | Credit portfolio[1] | | Trading | |
|---|---|---|---|---|
| | Protection purchased | Protection sold | Protection purchased | Protection sold |
| Credit default swaps | | | | |
| Indices and single names | 115 | 70 | 13,005 | 11,700 |
| Tranches on indices | – | – | 1,281 | 1,374 |
| Collateralized debt obligations | – | – | 36 | 36 |
| Total return swap | 507 | – | 15 | 13 |

(1) Protection sold is solely for the purpose of reducing protection purchased.

## TABLE 5 – RESIDUAL CONTRACTUAL MATURITY BREAKDOWN OF THE CREDIT PORTFOLIO

As at April 30, 2009
(unaudited) (millions of dollars)

| | Within 1 year | 1 to 5 years | Over 5 years | Total |
|---|---|---|---|---|
| **Deposits with financial institutions** | 2,798 | 415 | – | 3,213 |
| Available for sale securities | | | | |
| Securities issued and guaranteed by | | | | |
| Canada | 7,301 | 3,813 | 930 | 12,044 |
| Provinces | 101 | 985 | 1,457 | 2,543 |
| Municipalities and school boards | – | 65 | 98 | 163 |
| U.S. Treasury and other U.S. agencies | 18 | 1 | – | 19 |
| Other debt securities | 404 | 432 | 265 | 1,101 |
| **Total available for sale securities[1]** | 7,824 | 5,296 | 2,750 | 15,870 |
| **Securities purchased under reverse repurchase agreements** | 7,618 | – | – | 7,618 |
| Loans | | | | |
| Residential mortgage | 8,066 | 5,439 | 846 | 14,351 |
| Personal and credit card | 16,108 | 845 | 190 | 17,143 |
| Business and government | 17,068 | 2,438 | 115 | 19,621 |
| **Total loans** | 41,242 | 8,722 | 1,151 | 51,115 |
| **Derivative financial instruments – OTC** | 1,529 | 5,041 | 2,275 | 8,845 |

(1) Available for sale securities except equity securities

## TABLE 6 – CREDIT RISK EXPOSURE[1] UNDER THE BASEL ASSET CATEGORIES AND BY RISK WEIGHT[2]

As at April 30, 2009
(unaudited) (millions of dollars)

| | Risk Weights | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 0% | 20% | 35% | 50% | 75% | 100% | 150% | Total |
| Retail residential mortgages | 8,340 | – | 11,479 | – | – | – | – | 19,819 |
| Other retail | 1,105 | – | – | – | 9,871 | – | – | 10,976 |
| Corporate | 2,359 | 106 | – | – | – | 25,845 | – | 28,310 |
| Sovereign | 23,083 | – | – | – | – | – | – | 23,083 |
| Bank | 9,658 | 9,730 | – | – | – | – | – | 19,388 |
| **Total** | 44,545 | 9,836 | 11,479 | – | 9,871 | 25,845 | – | 101,576 |

(1) Excluding the Trading portfolio and Securitization
(2) Exposure amounts are net of all specific allowances for credit losses and reflect the risk weights of the guarantors, where applicable.

## TABLE 7 – MAXIMUM CREDIT RISK EXPOSURE

The amounts shown in the table below represent the Bank's maximum exposure to credit risk as at the balance sheet date without taking into account any collateral held or any other credit enhancements.

As at April 30, 2009
(unaudited) (millions of dollars)

| | Maximum exposure to credit risk under the Basel asset categories | | | | | |
|---|---|---|---|---|---|---|
| | Drawn (1) | Undrawn commitments (2) | Repo-style transactions (3) | OTC derivatives | Other off-balance sheet items (4) | Total |
| Retail residential mortgages | **19,819** | **5,673** | **–** | **–** | **–** | **25,492** |
| Other retail | **10,976** | **5,213** | **–** | **–** | **–** | **16,189** |
| Corporate | **21,676** | **12,324** | **1,113** | **70** | **1,676** | **36,859** |
| Sovereign | **15,609** | **1,519** | **6,779** | **67** | **119** | **24,093** |
| Bank | **8,096** | **1,802** | **9,726** | **265** | **863** | **20,752** |
| Trading portfolio | **–** | **–** | **–** | **5,400** | **–** | **5,400** |
| Securitization | **1,307** | **1,007** | **–** | **–** | **68** | **2,382** |
| **Total – Credit risk** | **77,483** | **27,538** | **17,618** | **5,802** | **2,726** | **131,167** |

(1) The amounts drawn represent certain deposits with financial institutions, available for sale securities except equity securities, gross loans, customers' liability under acceptances and certain other assets.
(2) Undrawn commitments represent unused portions of authorized credit facilities in the form of loans, acceptances, letters of guarantee and documentary letters of credit.
(3) Represents securities purchased under reverse repurchase agreements and sold under repurchase agreements.
(4) Letters of guarantee and credit that represent the Bank's commitment to make payments in the event that a client cannot meet its financial obligations to third parties.

## TABLE 8 – SPECIAL PURPOSE ENTITIES

**Special purpose entities are not operating entities; generally they do not have any employees and may include variable interest entities (VIEs) as defined in Accounting Guideline No.15 entitled *Consolidation of variable interest entities* (AcG-15). AcG-15 requires the consolidation of a VIE by its primary beneficiary, defined as the party that absorbs the majority of the entity's expected losses, receives the majority of the entity's expected residual returns, or both. The Bank has concluded interest rate swaps with certain entities.**

As at April 30, 2009
(unaudited) (millions of dollars)

| | Notes | Bank's exposure | | |
|---|---|---|---|---|
| | | Investments and other assets | Undrawn liquidity, margin funding facilities and others | Total special purpose entity assets |
| **NON-CONSOLIDATED SPECIAL PURPOSE ENTITIES** | | | | |
| VIEs in which the Bank has a significant variable interest | | | | |
| Securitization entity for the Bank's credit card receivables (qualifying special purpose entity) | 1 | 59 | N/A | 1,672 |
| Multi-seller asset-backed commercial paper conduit administered by the Bank | 2 | 213 | 327 | 648 |
| Other asset-backed commercial paper conduits | 3 | 1,301 | 941 | – |
| NBC Capital Trust | 4 | 2 | N/A | 174 |
| Private capital funds and investments | 5 | 153 | N/A | 2,197 |
| | | 1,728 | | 4,691 |
| **CONSOLIDATED SPECIAL PURPOSE ENTITIES** | 6 | | | |
| VIEs | | | | |
| National Bank hedge fund managed accounts (Innocap platform) | 7 | 912 | N/A | 1,231 |
| Mutual funds | 8 | 199 | N/A | 241 |
| Building | 9 | 91 | N/A | 91 |
| Private investments | 10 | 14 | N/A | 36 |
| Other | | | | |
| NBC Asset Trust | 11 | 263 | N/A | 1,027 |
| | | 1,479 | | 2,626 |
| **Total** | | 3,207 | | 7,317 |

N/A – Not applicable

(1) The Bank's exposure represents the retained interest in the future excess interest as well as certain securities issued by the entity and acquired by the Bank.
(2) The main underlying assets are residential and commercial mortgages, leases, consumer loans and other receivables. The underlying assets are located in Canada. As at April 30, 2009, the amount of the global-style liquidity facility totalled $540 million, representing the total amount of commercial paper outstanding. As at April 30, 2009, the Bank held $213 million of the commercial paper and, consequently, the maximum potential amount of future payments as at April 30, 2009 was $327 million.
(3) Refer to the "Asset-backed commercial paper" section on pages 10 to 12 of Management's Discussion and Analysis. The total amount of commercial paper outstanding totalled $35 billion as at April 30, 2009.
(4) Refer to Note 17 to the 2008 audited consolidated financial statements.
(5) The underlying assets are private investments. The disclosed amount of total assets of the special purpose entities are those of the most recent available period.
(6) For the consolidated special purpose entities, the Bank's exposure is net of the non-controlling interest.
(7) The underlying assets are various financial instruments (trading portfolio). The total assets of the Innocap platform are presented on a net asset basis.
(8) The underlying assets are various financial instruments and are presented on a net asset basis. Certain mutual funds are in a trading portfolio.
(9) The underlying asset is a building located in Canada.
(10) The investments are presented on an equity basis.
(11) Refer to Note 21 to the 2008 audited consolidated financial statements. The average maturity of the underlying assets is 4 years.

# CONSOLIDATED BALANCE SHEET

(unaudited) (millions of dollars)

| | April 30, 2009 | January 31, 2009 | October 31, 2008 | April 30, 2008 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Cash** | **310** | 244 | 254 | 295 |
| **Deposits with financial institutions** | **3,213** | 1,610 | 3,406 | 3,577 |
| **Securities (Notes 5 and 6)** | | | | |
| Available for sale | **16,836** | 17,161 | 12,322 | 7,510 |
| Held for trading | **38,113** | 36,529 | 33,863 | 37,872 |
| | **54,949** | 53,690 | 46,185 | 45,382 |
| **Securities purchased under reverse repurchase agreements** | **7,618** | 8,774 | 7,868 | 9,105 |
| **Loans (Notes 7 and 8)** | | | | |
| Residential mortgage | **14,354** | 14,704 | 15,366 | 15,098 |
| Personal and credit card | **17,163** | 16,361 | 15,695 | 14,082 |
| Business and government | **20,084** | 21,189 | 21,149 | 20,508 |
| | **51,601** | 52,254 | 52,210 | 49,688 |
| Allowances for credit losses | **(486)** | (475) | (469) | (426) |
| | **51,115** | 51,779 | 51,741 | 49,262 |
| **Other** | | | | |
| Customers' liability under acceptances | **5,617** | 4,444 | 4,274 | 4,770 |
| Fair value of derivative financial instruments | **9,304** | 10,899 | 9,814 | 4,861 |
| Premises and equipment | **466** | 457 | 460 | 443 |
| Goodwill | **745** | 741 | 740 | 707 |
| Intangible assets | **182** | 182 | 183 | 176 |
| Due from clients, dealers and brokers | **2,402** | 2,258 | 2,273 | 3,273 |
| Other assets | **2,014** | 1,911 | 2,134 | 1,757 |
| | **20,730** | 20,892 | 19,878 | 15,987 |
| | **137,935** | 136,989 | 129,332 | 123,608 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | |
| **Deposits** | | | | |
| Personal | **34,871** | 34,676 | 33,098 | 31,760 |
| Business and government | **34,786** | 35,389 | 36,872 | 32,722 |
| Deposit-taking institutions | **9,988** | 9,285 | 5,827 | 5,663 |
| Deposit from NBC Capital Trust | **225** | 225 | 225 | 225 |
| | **79,870** | 79,575 | 76,022 | 70,370 |
| **Other** | | | | |
| Acceptances | **5,617** | 4,444 | 4,274 | 4,770 |
| Obligations related to securities sold short | **13,403** | 16,066 | 15,829 | 16,913 |
| Securities sold under repurchase agreements | **10,000** | 9,650 | 7,151 | 8,563 |
| Fair value of derivative financial instruments | **9,035** | 9,547 | 8,588 | 4,308 |
| Due to clients, dealers and brokers | **2,488** | 2,854 | 2,389 | 4,659 |
| Other liabilities | **8,064** | 5,226 | 5,286 | 5,376 |
| | **48,607** | 47,787 | 43,517 | 44,589 |
| **Subordinated debentures (Note 10)** | **2,095** | 2,348 | 2,255 | 1,683 |
| **Non-controlling interest (Note 11)** | **1,177** | 1,314 | 2,029 | 1,840 |
| **Shareholders' equity (Notes 12 and 14)** | | | | |
| Preferred shares | **1,089** | 1,089 | 774 | 573 |
| Common shares | **1,669** | 1,662 | 1,656 | 1,599 |
| Contributed surplus | **40** | 37 | 31 | 34 |
| Retained earnings | **3,205** | 3,080 | 3,110 | 2,998 |
| Accumulated other comprehensive income | **183** | 97 | (62) | (78) |
| | **6,186** | 5,965 | 5,509 | 5,126 |
| | **137,935** | 136,989 | 129,332 | 123,608 |

## CONSOLIDATED STATEMENT OF INCOME

(unaudited) (millions of dollars)

| | | | Quarter ended | | Six months ended |
|---|---|---|---|---|---|
| | **April 30, 2009** | January 31, 2009 | April 30, 2008 | **April 30, 2009** | April 30, 2008 |
| **Interest income** | | | | | |
| Loans | **495** | 635 | 753 | **1,130** | 1,515 |
| Securities available for sale | **106** | 143 | 38 | **249** | 94 |
| Securities held for trading | **194** | 188 | 206 | **382** | 440 |
| Deposits with financial institutions | **5** | 2 | 71 | **7** | 164 |
| | **800** | 968 | 1,068 | **1,768** | 2,213 |
| **Interest expense** | | | | | |
| Deposits | **179** | 325 | 546 | **504** | 1,083 |
| Subordinated debentures | **25** | 24 | 20 | **49** | 40 |
| Other | **36** | 132 | 141 | **168** | 303 |
| | **240** | 481 | 707 | **721** | 1,426 |
| **Net interest income** | **560** | 487 | 361 | **1,047** | 787 |
| **Other income** | | | | | |
| Underwriting and advisory fees | **83** | 82 | 94 | **165** | 189 |
| Securities brokerage commissions | **53** | 53 | 61 | **106** | 120 |
| Deposit and payment service charges | **57** | 57 | 57 | **114** | 113 |
| Trading revenues (losses) (Note 4) | **(92)** | 16 | (13) | **(76)** | (81) |
| Gains (losses) on available for sale securities, net | **29** | (177) | 5 | **(148)** | 36 |
| Card service revenues | **9** | 8 | 13 | **17** | 23 |
| Lending fees | **30** | 25 | 24 | **55** | 51 |
| Insurance revenues | **24** | 30 | 23 | **54** | 57 |
| Revenues from acceptances, letters of credit and guarantee | **26** | 23 | 18 | **49** | 36 |
| Securitization revenues (Note 8) | **100** | 98 | 58 | **198** | 104 |
| Foreign exchange revenues | **27** | 30 | 28 | **57** | 57 |
| Trust services and mutual funds | **76** | 79 | 92 | **155** | 173 |
| Other | **49** | 65 | 66 | **114** | 151 |
| | **471** | 389 | 526 | **860** | 1,029 |
| **Total revenues** | **1,031** | 876 | 887 | **1,907** | 1,816 |
| **Provision for credit losses** | **41** | 164 | 34 | **205** | 66 |
| | **990** | 712 | 853 | **1,702** | 1,750 |
| **Operating expenses** | | | | | |
| Salaries and staff benefits | **376** | 378 | 360 | **754** | 734 |
| Occupancy | **47** | 44 | 46 | **91** | 87 |
| Technology | **98** | 96 | 95 | **194** | 193 |
| Communications | **19** | 20 | 19 | **39** | 38 |
| Professional fees | **45** | 41 | 47 | **86** | 92 |
| Other | **69** | 66 | 67 | **135** | 122 |
| | **654** | 645 | 634 | **1,299** | 1,266 |
| **Income before income taxes (recovery) and non-controlling interest** | **336** | 67 | 219 | **403** | 484 |
| Income taxes (recovery) | **80** | (7) | 28 | **73** | 95 |
| | **256** | 74 | 191 | **330** | 389 |
| Non-controlling interest | **15** | 5 | 26 | **20** | (31) |
| **Net income** | **241** | 69 | 165 | **310** | 420 |
| Dividends on preferred shares | **16** | 12 | 6 | **28** | 11 |
| **Net income available to common shareholders** | **225** | 57 | 159 | **282** | 409 |
| **Number of common shares outstanding** *(thousands)* | | | | | |
| Average – basic | **159,927** | 159,758 | 158,373 | **159,841** | 158,185 |
| Average – diluted | **160,114** | 159,901 | 158,991 | **160,171** | 158,765 |
| End of period | **159,883** | 159,679 | 158,364 | **159,883** | 158,364 |
| **Earnings per common share** *(dollars)* **(Note 16)** | | | | | |
| Basic | **1.41** | 0.36 | 1.01 | **1.77** | 2.59 |
| Diluted | **1.41** | 0.36 | 1.00 | **1.77** | 2.58 |
| **Dividends per common share** *(dollars)* | **0.62** | 0.62 | 0.62 | **1.24** | 1.24 |

# CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited) (millions of dollars)

| | | | Quarter ended | | Six months ended |
|---|---|---|---|---|---|
| | **April 30, 2009** | January 31, 2009 | April 30, 2008 | **April 30, 2009** | April 30, 2008 |
| **Net income** | **241** | 69 | 165 | **310** | 420 |
| **Other comprehensive income, net of income taxes** | | | | | |
| Net unrealized foreign currency gains (losses) on translating financial statements of self-sustaining foreign operations | **(37)** | 39 | 11 | **2** | 112 |
| Impact of hedging net foreign currency translation gains or losses | **37** | (30) | – | **7** | (79) |
| **Net change in unrealized foreign currency translation gains and losses, net of hedging activities** | **–** | 9 | 11 | **9** | 33 |
| Net unrealized gains (losses) on available for sale financial assets | **128** | 8 | 22 | **136** | 5 |
| Reclassification to net income of (gains) losses on available for sale financial assets | **(40)** | 1 | (7) | **(39)** | (22) |
| **Net change in unrealized gains and losses on available for sale financial assets, net of fair value hedge transactions** | **88** | 9 | 15 | **97** | (17) |
| Net gains (losses) on derivative financial instruments designated as cash flow hedges | **7** | 147 | 11 | **154** | 65 |
| Reclassification to net income of (gains) losses on derivative financial instruments designated as cash flow hedges | **(9)** | (6) | – | **(15)** | 4 |
| **Net change in gains and losses on derivative financial instruments designated as cash flow hedges** | **(2)** | 141 | 11 | **139** | 69 |
| **Total other comprehensive income, net of income taxes** | **86** | 159 | 37 | **245** | 85 |
| **Comprehensive income** | **327** | 228 | 202 | **555** | 505 |

# INCOME TAXES – OTHER COMPREHENSIVE INCOME

(unaudited) (millions of dollars)

The income tax charge or recovery for each component of other comprehensive income is presented in the following table:

| | | | Quarter ended | | Six months ended |
|---|---|---|---|---|---|
| | **April 30, 2009** | January 31, 2009 | April 30, 2008 | **April 30, 2009** | April 30, 2008 |
| Net unrealized foreign currency gains (losses) on translating financial statements of self-sustaining foreign operations | **(1)** | 1 | – | **–** | 3 |
| Impact of hedging net foreign currency translation gains or losses | **18** | (11) | (1) | **7** | (34) |
| Net unrealized gains (losses) on available for sale financial assets | **58** | 2 | 10 | **60** | 2 |
| Reclassification to net income of (gains) losses on available for sale financial assets | **(20)** | 3 | (3) | **(17)** | (9) |
| Net gains (losses) on derivative financial instruments designated as cash flow hedges | **3** | 66 | 6 | **69** | 31 |
| Reclassification to net income of (gains) losses on derivative financial instruments designated as cash flow hedges | **(4)** | (3) | – | **(7)** | 2 |
| **Total income taxes (recovery)** | **54** | 58 | 12 | **112** | (5) |

## CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited) (millions of dollars)

| Six months ended April 30 | 2009 | 2008 |
|---|---|---|
| **Preferred shares at beginning** | **774** | 400 |
| Issuance of preferred shares, Series 20, 24 and 26 (Note 12) | **315** | 173 |
| **Preferred shares at end** | **1,089** | 573 |
| **Common shares at beginning** | **1,656** | 1,575 |
| Issuance of common shares | | |
| Dividend Reinvestment and Share Purchase Plan | **7** | 8 |
| Stock Option Plan | **5** | 16 |
| Other | **1** | – |
| **Common shares at end** | **1,669** | 1,599 |
| **Contributed surplus at beginning** | **31** | 32 |
| Stock option expense (Note 14) | **6** | 5 |
| Stock options exercised | **–** | (1) |
| Other | **3** | (2) |
| **Contributed surplus at end** | **40** | 34 |
| **Retained earnings at beginning** | **3,110** | 2,793 |
| Net income | **310** | 420 |
| Dividends | | |
| Preferred shares | **(28)** | (11) |
| Common shares | **(198)** | (196) |
| Share issuance expenses and others, net of income taxes | **11** | (8) |
| **Retained earnings at end** | **3,205** | 2,998 |
| **Accumulated other comprehensive income at beginning, net of income taxes** | **(62)** | (163) |
| Net change in unrealized foreign currency translation gains (losses), net of hedging activities | **9** | 33 |
| Net change in unrealized gains (losses) on available for sale financial assets, net of fair value hedge transactions | **97** | (17) |
| Net change in gains (losses) on derivative financial instruments designated as cash flow hedges | **139** | 69 |
| **Accumulated other comprehensive income at end, net of income taxes** | **183** | (78) |
| **Shareholders' equity** | **6,186** | 5,126 |

## RETAINED EARNINGS AND ACCUMULATED OTHER COMPREHENSIVE INCOME, NET OF INCOME TAXES

(unaudited) (millions of dollars)

| As at April 30 | 2009 | 2008 |
|---|---|---|
| **Retained earnings** | **3,205** | 2,998 |
| **Accumulated other comprehensive income, net of income taxes** | | |
| Unrealized foreign currency translation gains and losses, net of hedging activities | **(61)** | (146) |
| Unrealized gains and losses on available for sale financial assets, net of fair value hedge transactions | **(43)** | 51 |
| Gains and losses on derivative financial instruments designated as cash flow hedges | **287** | 17 |
| | **183** | (78) |
| **Total** | **3,388** | 2,920 |

# CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited) (millions of dollars)

| | Quarter ended | | Six months ended | |
|---|---|---|---|---|
| | **April 30, 2009** | April 30, 2008 | **April 30, 2009** | April 30, 2008 |
| **Cash flows from operating activities** | | | | |
| Net income | **241** | 165 | **310** | 420 |
| Adjustments for: | | | | |
| Provision for credit losses | **41** | 34 | **205** | 66 |
| Amortization of premises and equipment | **25** | 20 | **48** | 40 |
| Future income taxes | **(23)** | 4 | **(15)** | 3 |
| Translation adjustment on foreign currency subordinated debentures | **(1)** | – | **(1)** | 3 |
| Losses (gains) on sale of available for sale securities, net | **(29)** | (5) | **148** | (36) |
| Gains on asset securitizations and other transfers of receivables, net | **(86)** | (50) | **(171)** | (81) |
| Stock option expense | **4** | 3 | **6** | 5 |
| Change in interest payable | **1** | (69) | **(82)** | (218) |
| Change in interest and dividends receivable | **(81)** | (93) | **(12)** | 33 |
| Change in income taxes payable | **210** | 103 | **168** | 100 |
| Change in fair value of derivative financial instruments, net | **1,085** | 355 | **756** | 613 |
| Change in held for trading securities | **(1,584)** | (1,476) | **(4,250)** | (7,044) |
| Change in amounts due from clients, dealers and brokers | **(144)** | 1,377 | **(129)** | 1,040 |
| Change in amounts due to clients, dealers and brokers | **(366)** | 255 | **99** | 318 |
| Change in other items | **2,606** | 276 | **2,998** | 1,073 |
| | **1,899** | 899 | **78** | (3,665) |
| **Cash flows from financing activities** | | | | |
| Change in deposits | **295** | (2,752) | **3,848** | (428) |
| Issuance of NBC CapS II | **–** | – | **–** | 400 |
| Repurchase of subordinated debentures | **(250)** | – | **(250)** | – |
| Issuance of common shares | **7** | 9 | **13** | 24 |
| Issuance of preferred shares | **–** | 173 | **315** | 173 |
| Dividends paid on common shares | **(4)** | (98) | **(104)** | (193) |
| Dividends paid on preferred shares | **(11)** | (5) | **(23)** | (11) |
| Change in obligations related to securities sold short | **(2,663)** | (1,442) | **(2,426)** | 690 |
| Change in securities sold under repurchase agreements | **350** | 5,370 | **2,849** | 6,493 |
| Change in other items | **132** | 247 | **(195)** | 632 |
| | **(2,144)** | 1,502 | **4,027** | 7,780 |
| **Cash flows from investing activities** | | | | |
| Change in deposits with financial institutions pledged as collateral | **192** | (12) | **(103)** | 111 |
| Change in loans (excluding securitization) | **(618)** | (2,824) | **(1,995)** | (3,262) |
| Proceeds from securitization of new assets and other transfers of receivables | **1,241** | 1,090 | **2,416** | 2,294 |
| Maturity of securitized assets | **–** | – | **–** | (400) |
| Purchases of available for sale securities | **(11,776)** | (5,571) | **(26,134)** | (9,941) |
| Sales of available for sale securities | **11,945** | 4,680 | **21,276** | 10,934 |
| Change in securities purchased under reverse repurchase agreements | **1,156** | (250) | **250** | (3,139) |
| Change in premises and equipment | **(34)** | (30) | **(54)** | (57) |
| | **2,106** | (2,917) | **(4,344)** | (3,460) |
| **Increase (decrease) in cash and cash equivalents** | **1,861** | (516) | **(239)** | 655 |
| Cash and cash equivalents at beginning | **1,366** | 4,167 | **3,466** | 2,996 |
| Cash and cash equivalents at end | **3,227** | 3,651 | **3,227** | 3,651 |
| **Cash and cash equivalents** | | | | |
| Cash | **310** | 295 | **310** | 295 |
| Deposits with financial institutions | **3,213** | 3,577 | **3,213** | 3,577 |
| Less: Amount pledged as collateral | **(296)** | (221) | **(296)** | (221) |
| | **3,227** | 3,651 | **3,227** | 3,651 |
| **Supplementary information** | | | | |
| Interest paid | **239** | 776 | **803** | 1,644 |
| Income taxes paid | **(53)** | (69) | **11** | (15) |

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (millions of dollars)

*These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2008. Certain comparative figures have been reclassified to conform with the presentation adopted in fiscal 2009.*

# NOTE 1

## SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2008, except for the recent accounting standards adopted and described in Note 2A. Under Canadian GAAP, additional disclosures are required in annual financial statements and these unaudited interim consolidated financial statements should therefore be read in conjunction with the audited consolidated financial statements for the fiscal year ended October 31, 2008 and the accompanying notes included on pages 88 to 154 of the 2008 Annual Report.

# NOTE 2

## CHANGES IN ACCOUNTING POLICIES

### 2A. RECENT ACCOUNTING STANDARDS ADOPTED

**Goodwill and Intangible Assets**
In January 2008, the CICA published Handbook Section 3064, *Goodwill and Intangible Assets*. This new accounting standard reinforces the approach under which assets are recorded only if they satisfy the definition of an asset and the recognition criteria for an asset. It also clarifies the application of the concept of matching costs with revenues, so as to eliminate the practice of recognizing as assets items that do not meet the definition of an asset or satisfy the recognition criteria for an asset. The application of this standard did not have a significant impact on the Bank's consolidated financial statements.

**Credit Risk and the Fair Value of Financial Assets and Financial Liabilities**
On January 20, 2009, the Emerging Issues Committee issued Abstract 173 (EIC-173), *Credit Risk and the Fair Value of Financial Assets and Financial Liabilities*. EIC-173 stipulates that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative financial instruments. EIC-173 applies to the Bank effective November 1, 2008 and must be applied retrospectively without restatement of prior periods. In accordance with EIC-173, certain financial assets and financial liabilities, including derivative financial instruments, must be remeasured as at November 1, 2008. Any adjustment to the fair value must be recorded as an adjustment to the balance of retained earnings as at that date, except certain adjustments related to derivative financial instruments in a hedging relationship. In certain specific cases, any resulting difference would be recorded either in *Accumulated other comprehensive income* or as an adjustment to the carrying value of the hedged item. The Bank believes that the impact of EIC-173 is not material and is nevertheless continuing to improve its measurement models.

### 2B. RECENT ACCOUNTING STANDARDS PENDING ADOPTION

**Business Combinations, Consolidated Financial Statements and Non-Controlling Interests**
On January 5, 2009, three new sections of the CICA Handbook were published: Section 1582, *Business Combinations*, Section 1601, *Consolidated Financial Statements* and Section 1602, *Non-Controlling Interests*. The main impacts of these standards are described below.

Business Combinations
On the date when an acquirer obtains control of a business, the acquirer must measure the business acquired as a whole in order to determine its fair value. The acquirer must measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at their acquisition-date fair values. Acquisition-related costs are accounted for as expenses in the periods in which the costs are incurred and the services received, except for costs to issue debt securities, which are capitalized and amortized using the effective interest method, or share capital, which are recognized as capital transactions. The standard provides for a measurement period after the acquisition date during which the acquirer may retrospectively adjust the provisional amounts recognized on the acquisition date. This new standard is applicable to the Bank prospectively to business combinations for which the acquisition date is on or after November 1, 2011. Earlier application is permitted if sections 1601 and 1602 are applied at the same time.

Consolidated Financial Statements and Non-Controlling Interests
Section 1601 provides guidance on the preparation of consolidated financial statements after the acquisition date and certain aspects of consolidation on the acquisition date. Section 1602 establishes standards for the accounting and presentation of non-controlling interests in a subsidiary subsequent to a business combination. These new standards are applicable to the Bank effective November 1, 2011. Earlier application is permitted if Section 1582 is adopted at the same time.

**International Financial Reporting Standards (IFRS)**
In February 2008, the Canadian Accounting Standards Board confirmed that all publicly accountable enterprises would be required to report under IFRS in 2011. IFRS will replace Canadian GAAP. On November 1, 2011, these standards will apply to the Bank. During fiscal 2008, the Bank started an important project for the convergence to IFRS and for evaluating the impact of the initial application of these standards on the consolidated financial statements.

(unaudited) (millions of dollars)

# NOTE 3

## CARRYING VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES BY CATEGORY

Financial assets and liabilities are recognized in the Consolidated Balance Sheet at fair value, cost or amortized cost according to the categories determined by the accounting framework for financial instruments. The carrying values for each category of financial asset and liability are presented in the table below:

**As at April 30, 2009**

| | Financial instruments required to be classified as held for trading | Financial instruments designated as held for trading | Available for sale | Loans and receivables | Financial liabilities at cost or amortized cost | Derivative financial instruments designated as cash flow hedges | Derivative financial instruments designated as fair value hedges |
|---|---|---|---|---|---|---|---|
| **Financial Assets** | | | | | | | |
| **Cash** | 310 | – | – | – | – | – | – |
| **Deposits with financial institutions** | – | – | 107 | 3,106 | – | – | – |
| **Securities** | | | | | | | |
| Available for sale | – | – | 16,836 | – | – | – | – |
| Held for trading | 33,660 | 4,453 | – | – | – | – | – |
| **Securities purchased under reverse repurchase agreements** | – | – | – | 7,618 | – | – | – |
| **Loans** | – | – | – | 51,115 | – | – | – |
| **Other** | | | | | | | |
| Customers' liability under acceptances | – | – | – | 5,617 | – | – | – |
| Fair value of derivative financial instruments | 8,264 | – | – | – | – | 641 | 399 |
| Due from clients, dealers and brokers | – | – | – | 2,402 | – | – | – |
| Other assets | – | – | – | 443 | – | – | – |
| **Total financial assets** | 42,234 | 4,453 | 16,943 | 70,301 | – | 641 | 399 |
| **Financial Liabilities** | | | | | | | |
| **Deposits** | | | | | | | |
| Personal | – | – | – | – | 34,871 | – | – |
| Business and government | – | 673 | – | – | 34,113 | – | – |
| Deposit-taking institutions | – | – | – | – | 9,988 | – | – |
| Deposit from NBC Capital Trust | – | – | – | – | 225 | – | – |
| **Other** | | | | | | | |
| Acceptances | – | – | – | – | 5,617 | – | – |
| Obligations related to securities sold short | 13,403 | – | – | – | – | – | – |
| Securities sold under repurchase agreements | – | – | – | – | 10,000 | – | – |
| Fair value of derivative financial instruments | 8,858 | – | – | – | – | 60 | 117 |
| Due to clients, dealers and brokers | – | – | – | – | 2,488 | – | – |
| Other liabilities | – | – | – | – | 6,606 | – | – |
| **Subordinated debentures** | – | – | – | – | 2,095 | – | – |
| **Total financial liabilities** | 22,261 | 673 | – | – | 106,003 | 60 | 117 |

(unaudited) (millions of dollars)

## Note 3 Carrying Values of Financial Assets and Financial Liabilities by Category (cont.)

As at October 31, 2008

| | Financial instruments required to be classified as held for trading | Financial instruments designated as held for trading | Available for sale | Loans and receivables | Financial liabilities at cost or amortized cost | Derivative financial instruments designated as cash flow hedges | Derivative financial instruments designated as fair value hedges |
|---|---|---|---|---|---|---|---|
| **Financial Assets** | | | | | | | |
| **Cash** | 254 | – | – | – | – | – | – |
| **Deposits with financial institutions** | – | – | – | 3,406 | – | – | – |
| **Securities** | | | | | | | |
| Available for sale | – | – | 12,322 | – | – | – | – |
| Held for trading | 32,178 | 1,685 | – | – | – | – | – |
| **Securities purchased under reverse repurchase agreements** | – | – | – | 7,868 | – | – | – |
| **Loans** | – | – | – | 51,741 | – | – | – |
| **Other** | | | | | | | |
| Customers' liability under acceptances | – | – | – | 4,274 | – | – | – |
| Fair value of derivative financial instruments | 9,241 | – | – | – | – | 305 | 268 |
| Due from clients, dealers and brokers | – | – | – | 2,273 | – | – | – |
| Other assets | – | – | – | 431 | – | – | – |
| **Total financial assets** | 41,673 | 1,685 | 12,322 | 69,993 | – | 305 | 268 |
| **Financial Liabilities** | | | | | | | |
| **Deposits** | | | | | | | |
| Personal | – | – | – | – | 33,098 | – | – |
| Business and government | – | 567 | – | – | 36,305 | – | – |
| Deposit-taking institutions | – | – | – | – | 5,827 | – | – |
| Deposit from NBC Capital Trust | – | – | – | – | 225 | – | – |
| **Other** | | | | | | | |
| Acceptances | – | – | – | – | 4,274 | – | – |
| Obligations related to securities sold short | 15,829 | – | – | – | – | – | – |
| Securities sold under repurchase agreements | – | – | – | – | 7,151 | – | – |
| Fair value of derivative financial instruments | 8,502 | – | – | – | – | 35 | 51 |
| Due to clients, dealers and brokers | – | – | – | – | 2,389 | – | – |
| Other liabilities | – | – | – | – | 4,094 | – | – |
| **Subordinated debentures** | – | – | – | – | 2,255 | – | – |
| **Total financial liabilities** | 24,331 | 567 | – | – | 95,618 | 35 | 51 |

(unaudited) (millions of dollars)

# NOTE 4

## INCOME FROM TRADING ACTIVITIES

Income from trading activities comprises net interest income from trading activities, trading revenues recognized as *Other income* and the impact of non-controlling interest.

Net interest income comprises interest and dividends related to financial assets and liabilities associated with trading activities, net of interest expenses and interest income related to the financing of these financial assets and liabilities.

Other income comprises the realized and unrealized gains and losses on securities held for trading, income from derivative financial instruments held for trading purposes, and the change in fair value of financial instruments designated as held for trading.

The impact of non-controlling interest takes into account trading revenues and losses attributable to third parties.

| | | Quarter ended | | | Six months ended |
|---|---|---|---|---|---|
| | **April 30, 2009** | January 31, 2009 | April 30, 2008 | **April 30, 2009** | April 30, 2008 |
| Net interest income | **256** | 107 | 22 | **362** | 130 |
| Other income | **(92)** | 16 | (13) | **(76)** | (81) |
| Non-controlling interest | **(1)** | 10 | (14) | **9** | 48 |
| **Total** | **163** | 133 | (5) | **295** | 97 |

# NOTE 5

## AVAILABLE FOR SALE FINANCIAL ASSETS

**As at April 30, 2009**

| | **Cost or unamortized cost** | **Gross unrealized gains** | **Gross unrealized losses** | **Carrying value** |
|---|---|---|---|---|
| Securities issued or guaranteed by: | | | | |
| Canada | **11,941** | **104** | **(1)** | **12,044** |
| Provinces | **2,511** | **40** | **(8)** | **2,543** |
| Municipalities or school boards | **161** | **2** | **–** | **163** |
| U.S. Treasury and other U.S. agencies | **19** | **–** | **–** | **19** |
| Other debt securities | **1,120** | **16** | **(35)** | **1,101** |
| Equity securities | **1,060** | **31** | **(125)** | **966** |
| **Total available for sale securities** | **16,812** | **193** | **(169)** | **16,836** |
| Other available for sale financial assets | **107** | **–** | **–** | **107** |
| **Total available for sale financial assets** | **16,919** | **193** | **(169)** | **16,943** |

**Gross unrealized losses**
Financial assets classified as available for sale are measured periodically to determine whether there is objective evidence of impairment in value. Gross unrealized losses on equity securities are mainly caused by market price fluctuations or foreign exchange movements. The Bank has the ability and intent to hold these securities for a period of time sufficient to allow for any recovery of their fair value. As at April 30, 2009, the Bank concluded that the gross unrealized losses, recognized in *Other comprehensive income*, were temporary.

**Impairment charges**
During the quarter ended April 30, 2009, a $12 million impairment charge relating to a decline in the value of available for sale securities, which the Bank considered as other-than-temporary, was recognized in *Gains (losses) on available for sale securities* in the Consolidated Statement of Income.

**Available for sale securities presented at cost**
The Bank holds equity securities such as mutual fund units and other securities that are classified as available for sale but must be presented at cost because they are not traded in an active market. As at April 30, 2009, these available for sale securities presented at cost in the Consolidated Balance Sheet totalled $370 million. Some of these securities had a fair value that could be estimated. The difference between the estimated fair value and the cost represented an unrealized gain of $34 million as at April 30, 2009.

(unaudited) (millions of dollars)

# NOTE 6

## ASSET-BACKED COMMERCIAL PAPER

On August 20, 2007, the Bank announced a number of measures to relieve its clients from the uncertainties related to the liquidity problem in the asset-backed commercial paper (ABCP) market. During the fourth quarter of 2007, the Bank purchased $2,138 million of ABCP, issued by 26 trusts, including $1,084 million from mutual funds and $559 million from pooled funds administered by the Bank, as well as the ABCP held by its individual retail clients and certain other clients. This amount was in addition to the $156 million of ABCP already held by the Bank.

On December 23, 2007, the Pan-Canadian Investors Committee for Third-Party Structured ABCP approved an agreement in principle to restructure the affected series of ABCP issued by 20 trusts. On December 24, 2008, an agreement was reached with all key stakeholders, including the governments of Canada, Quebec, Ontario and Alberta, regarding the restructuring of $32 billion of third-party ABCP. The restructuring plan (the Plan) was implemented on January 21, 2009.

**Restructuring plan**
In accordance with the Plan, the affected ABCP has been replaced with new longer-term floating rate notes with maturities designed to more closely match the maturities of the underlying assets. The Plan also provides, in certain circumstances, for the pooling of certain assets as well as the establishment of new margin funding facilities to support any collateral calls that may occur in the future.

The series of affected ABCP, supported in whole or in part by synthetic assets, have been pooled into the Master Asset Vehicles (I and II) as follows:

- Master Asset Vehicle I (MAV I) is a newly formed vehicle for investors who have elected to commit their pro rata share of a margin funding facility associated with their underlying assets.
- Master Asset Vehicle II (MAV II) is a newly formed vehicle for investors who have elected to commit less than or none of their pro rata share of a margin funding facility, in which case third parties will fund the remaining portion.

The margin funding facilities in MAV I and MAV II are provided by third party lenders, including Canadian banks, asset providers, noteholders and the governments of Canada, Quebec, Ontario and Alberta. The facilities provided by the governments rank senior to all other margin funding facilities and, in the event of margin calls, they would be the last in and the first out. These facilities are designed to reduce the risk that the newly formed vehicles will not be able to meet margin calls if future circumstances warrant them. The Bank committed to contribute $911 million to these margin funding facilities. As at April 30, 2009, the margin funding facility had not been drawn.

The key parties to the restructuring have also agreed to enhance the transaction by including a moratorium that prevents collateral calls for a period of 18 months.

In connection with the contribution to MAV I or MAV II of assets supported by the margin funding facility, investors have received a mix of Class A-1, Class A-2, Class B and Class C notes with an expected maturity in January 2017. Ineligible assets in MAV I and MAV II have been segregated, and noteholders holding series of ABCP secured in part by ineligible assets have received IA tracking notes that will track the performance of the underlying individual asset.

A newly formed vehicle, which silos each series secured exclusively by traditional assets or by 100% ineligible assets, has been created under Master Asset Vehicle III (MAV III). Two main types of notes are created in MAV III: TA tracking notes for traditional assets and IA tracking notes for ineligible assets. All tracking notes are tied to the net return and maturities of their respective underlying assets.

MAV I and MAV II Class A-1 and Class A-2 notes were granted a rating of "A" on January 21, 2009. On April 24, 2009, MAV II Class A-2 notes were placed under review, with negative implications, while other MAV ratings were unchanged. The review was made in light of, but not limited to, the insufficient funds that were available to pay accrued interest. MAV I also experienced an interest shortfall, but the MAVs Administrator has confirmed that this event for both MAV I and MAV II was not due to the credit performance of the underlying assets.

As at April 30, 2009, the face value of the ABCP held by the Bank was $2,054 million, of which $1,723 million was designated as *Held for trading securities* under the fair value option, and $331 million was classified in *Available for sale securities*. During the quarter, a credit default swap excluded from the moratorium was terminated and the Bank's proportional share in the note related to this derivative was $43 million. The Bank also received a principal repayment related to the ABCP notes for an amount of $69 million.

(unaudited) (millions of dollars)

## Note 6 Asset-Backed Commercial Paper (cont.)

The table below provides a breakdown of the ABCP face value as at April 30, 2009:

| | |
|---|---|
| **MAV I** | |
| Class A-1 | 607 |
| Class A-2 | 553 |
| Class B | 94 |
| Class C | 39 |
| IA tracking notes for ineligible assets | 99 |
| **Total MAV I** | 1,392 |
| **MAV II** | |
| Class A-1 | 99 |
| Class A-2 | 79 |
| Class B | 14 |
| Class C | 6 |
| IA tracking notes for ineligible assets | 21 |
| **Total MAV II** | 219 |
| **MAV III** | |
| TA tracking notes for traditional assets | 129 |
| IA tracking notes for ineligible assets | 163 |
| **Total MAV III** | 292 |
| ABCP not included in the Pan-Canadian restructuring plan | 151 |
| **TOTAL** | 2,054 |

**Establishing fair value**

To determine the value of the ABCP it is holding, the Bank established ranges of estimated fair value. The carrying value of the ABCP held by the Bank in an investment portfolio as at April 30, 2009, designated as *Held for trading securities*, was $1,159 million, and $142 million was classified in *Available for sale securities*. The notes held in an investment portfolio with one or more embedded derivatives were designated as *Held for trading securities* under the fair value option, and the other notes were classified in *Available for sale securities*. The table below provides a breakdown of the carrying value of ABCP held as at April 30, 2009:

| | |
|---|---|
| MAV I and MAV II | 1,119 |
| MAV III | 133 |
| ABCP not included in the Pan-Canadian restructuring plan | 49 |
| Carrying value of the notes | 1,301 |
| Margin funding facilities | (67) |
| **TOTAL** | 1,234 |

Since the carrying value of ABCP held by the Bank as at January 31, 2009 was within the range of the estimated fair value established as at April 30, 2009, no change was made to the carrying value as at April 30, 2009.

For the first six months of 2009, a loss of $190 million was recorded in *Gains (losses) on available for sale securities* in the Consolidated Statement of Income following the implementation of the restructuring plan.

In establishing the fair value of the ABCP included in the Plan and excluding ineligible assets, the Bank considered the quality of the underlying assets. The Bank determined the fair value using a discounted cash flow analysis. The discount rate was based 80% on the CDX.IG index tranches and 20% on a basket of securities backed by assets such as credit card receivables, Residential Mortgage-Backed Securities (RMBS), Commercial Mortgage-Backed Securities (CMBS) and automobile loans. Credit ratings, coupons and maturities were based on the terms of the new notes.

(unaudited) (millions of dollars)

## Note 6 Asset-Backed Commercial Paper (cont.)

For ineligible assets, the fair value of the tracking notes was based on an analysis of the underlying assets of the notes and the market value of comparable instruments. For RMBS, fair values were based on the ABX index; for CMBS, CMBS indices, including the CMBX index, were chosen. As for derivative financial instruments, the Bank used valuation models which are commonly used by market participants with inputs that are based on factors observable in the markets: CDX.IG indices and correlation and interest rates.

The Bank's valuation was based on its assessment of the conditions prevailing as at April 30, 2009, which may change in subsequent periods. The most important assumptions for determining the fair value of the notes are the observable discount rates and the credit ratings of the notes. Fair value sensitivities to these assumptions as at April 30, 2009 were as follows:

- A 10-basis-point change in the discount rate would result in a $10 million decrease or increase in the fair value;
- A decrease in the credit rating by one letter grade would result in a fair value decrease within a range of $70 million to $90 million; and
- An increase in the credit rating by one letter grade would result in a fair value increase within a range of $60 million to $80 million.

Determining the fair value of ABCP is complex and involves an extensive process that includes the use of quantitative modelling and relevant assumptions. Possible changes that could have a material effect on the future value of the ABCP include: (1) changes in the value of the underlying assets, (2) developments related to the liquidity of the ABCP market, and (3) the impacts of a severe and prolonged economic slowdown in North America.

**Credit facilities to clients holding ABCP**

Since the Plan has been implemented, the Bank is offering improved credit facilities to its commercial and corporate clients who are holding third-party ABCP to help with their liquidity needs. These credit facilities cover up to 75% of the face value of the notes. The credit agreements also provide for an option in favour of the borrower that allows the borrower to assign to the Bank, on or after the maturity date of the credit facility, the restructured notes in payment of the principal of the credit facility. These credit facilities will be made available for a period of two to three years with the possibility of being extended by the Bank if borrowers maintain a normal banking relationship with the Bank during the period of the credit facility.

During the first quarter of 2009, the Bank recorded a provision for credit losses of $126 million related to these new credit facilities. This amount was recorded in *Other liabilities* in the Consolidated Balance Sheet. A general allowance for credit risk for ABCP-secured loans of $23 million was recorded during fiscal 2008. These allowances are based on the Bank's assessment of the value of the collateral at the maturity date of the loans and are mainly due to the credit facilities secured by notes backed by ineligible assets.

As at April 30, 2009, the outstanding new credit facilities were $167 million. In total, the collateral related to the credit facilities offered to clients was estimated as follows:

| Collateral | Face value of the notes | Credit facilities related to notes backed by ineligible assets [1] | Credit facilities related to other notes included in the restructuring plan [2] |
|---|---|---|---|
| **MAV II** | | | |
| Class A-1 | 414 | – | 329 |
| Class A-2 | 397 | – | 313 |
| Class B | 75 | – | 59 |
| Class C | 28 | – | 22 |
| IA tracking notes for ineligible assets | 134 | 105 | – |
| **Total MAV II** | 1,048 | 105 | 723 |
| **MAV III** | | | |
| TA tracking notes for traditional assets | 89 | – | 59 |
| IA tracking notes for ineligible assets | 182 | 137 | – |
| **Total MAV III** | 271 | 137 | 59 |
| **TOTAL** | 1,319 | 242 | 782 |

(1) These credit facilities represent 75% of the face value of the notes and are guaranteed by the notes.
(2) These credit facilities represent 75% of the face value of the notes of which 30% are full recourse to the borrower and 45% guaranteed by the notes.

The Bank had also provided credit facilities to borrowers for their liquidity needs until the new credit facilities were made available. As at April 30, 2009, these outstanding credit facilities represented $228 million with recourse to the borrowers.

(unaudited) (millions of dollars)

# NOTE 7

## LOANS

### DISTRIBUTION OF GROSS LOANS AND IMPAIRED LOANS BY BORROWER CATEGORY

| | As at April 30, 2009 | | | Six months ended April 30, 2009 | |
|---|---|---|---|---|---|
| | Gross loans | Impaired loans | Specific allowances | Specific provision for credit losses | Write-offs |
| Personal[1] | 17,163 | 49 | 20 | 47 | 73 |
| Residential mortgage | 14,354 | 21 | 3 | (2) | 1 |
| Non-residential mortgage | 1,363 | 15 | 5 | 4 | 2 |
| Agricultural, fishing and trapping | 1,901 | 48 | 22 | – | 5 |
| Financial institutions | 2,818 | 5 | 2 | – | – |
| Manufacturing | 2,310 | 53 | 34 | 15 | 3 |
| Construction and real estate | 1,588 | 13 | 6 | 2 | 3 |
| Transportation and communications | 748 | 3 | 1 | – | – |
| Mines, quarries and energy | 1,259 | 1 | 1 | – | 4 |
| Forestry | 131 | 25 | 18 | – | 1 |
| Government | 1,217 | – | – | – | – |
| Wholesale | 564 | 10 | 6 | 4 | 1 |
| Retail | 1,445 | 18 | 11 | 6 | 1 |
| Services | 2,734 | 55 | 14 | 3 | 1 |
| Other | 2,006 | 15 | 13 | – | – |
| Total – Business and government | 20,084 | 261 | 133 | 34 | 21 |
| **Total** | 51,601 | 331 | 156 | 79 | 95 |

(1) Including consumer loans, credit card receivables and other personal loans

### CREDIT QUALITY OF LOANS

| As at April 30, 2009 | Residential mortgage | Personal and credit card | Business and government[2] | Total |
|---|---|---|---|---|
| Neither past due[1] nor impaired | 14,154 | 17,084 | 19,663 | 50,901 |
| Past due but not impaired | 179 | 30 | 160 | 369 |
| Impaired | 21 | 49 | 261 | 331 |
| | 14,354 | 17,163 | 20,084 | 51,601 |
| Less: Specific allowances | 3 | 20 | 133 | 156 |
| **Subtotal** | 14,351 | 17,143 | 19,951 | 51,445 |
| Less: General allowance[3] | | | | 330 |
| **Total** | | | | 51,115 |

(1) A loan is considered to be past due when the counterparty has not made a payment the day of the contractual expiry date.
(2) Business credit portfolios are closely monitored and a monthly watchlist of problem commitments is produced. The watchlist is analyzed by the loan portfolio managers concerned, who must then submit a report to Credit Risk Management.
(3) The general allowance for credit risk was created taking into account the Bank's overall credit portfolio, except for an amount for ABCP-secured loans.

(unaudited) (millions of dollars)

## Note 7 Loans (cont.)

### LOANS PAST DUE BUT NOT IMPAIRED

| As at April 30, 2009 | Residential mortgage | Personal and credit card | Business and government |
|---|---|---|---|
| Past due but not impaired | | | |
| 1 month late | **45** | **11** | **70** |
| 2 months late | **20** | **7** | **53** |
| 3 months late and more[1] | **114** | **12** | **37** |
| **Total** | **179** | **30** | **160** |

| As at October 31, 2008 | Residential mortgage | Personal and credit card | Business and government |
|---|---|---|---|
| Past due but not impaired | | | |
| 1 month late | 39 | 12 | 33 |
| 2 months late | 14 | 7 | 25 |
| 3 months late and more[1] | 47 | 11 | 39 |
| **Total** | 100 | 30 | 97 |

(1) Includes insured and fully secured loans for which, in the opinion of Management, there is no reasonable doubt as to the ultimate collectibility of the principal or interest. Credit card receivables are included in this category because they are written off only when payments are more than 180 days in arrears.

### IMPAIRED LOANS

| As at April 30, 2009 | Gross | Specific allowances | Net |
|---|---|---|---|
| Loans | | | |
| Residential mortgage | **21** | **3** | **18** |
| Personal and credit card | **49** | **20** | **29** |
| Business and government | **261** | **133** | **128** |
| **Total** | **331** | **156** | **175** |

| As at October 31, 2008 | Gross | Specific allowances | Net |
|---|---|---|---|
| Loans | | | |
| Residential mortgage | 31 | 3 | 28 |
| Personal and credit card | 37 | 14 | 23 |
| Business and government | 239 | 121 | 118 |
| **Total** | 307 | 138 | 169 |

(unaudited) (millions of dollars)

## Note 7 Loans (cont.)

### ALLOWANCES FOR CREDIT LOSSES

| Six months ended April 30, 2009 | Residential mortgage | Personal and credit card | Business and government | Total |
|---|---|---|---|---|
| Specific allowances at beginning | 3 | 14 | 121 | 138 |
| Provision for credit losses | (2) | 47 | 34 | 79 |
| Write-offs | (1) | (25) | (21) | (47) |
| Write-offs on credit cards | – | (48) | – | (48) |
| Recoveries | 3 | 32 | (1) | 34 |
| Specific allowances at end | 3 | 20 | 133 | 156 |
| General allowance[1] at beginning | | | | 331 |
| Provision for credit losses | | | | 126 [2] |
| Write-offs | | | | (1) |
| General allowance at end | | | | 456 |
| Specific and general allowances at end | | | | 612 |
| Less: Allowance for commitments to extend credit to clients holding ABCP | | | | (126)[2] |
| Allowances for credit losses at end | | | | 486 |

| Six months ended April 30, 2008 | Residential mortgage | Personal and credit card | Business and government | Total |
|---|---|---|---|---|
| Specific allowances at beginning | 1 | 12 | 107 | 120 |
| Provision for credit losses | (1) | 38 | 29 | 66 |
| Write-offs | – | (23) | (43) | (66) |
| Write-offs on credit cards | – | (37) | – | (37) |
| Recoveries | 2 | 23 | 10 | 35 |
| Specific allowances at end | 2 | 13 | 103 | 118 |
| General allowance[3] | | | | 308 |
| Allowances for credit losses at end | | | | 426 |

(1) The general allowance for credit risk was created taking into account the Bank's overall credit portfolio, except for an amount of $22 million for ABCP-secured loans.
(2) Provisions taken for new credit facilities granted to clients holding ABCP. This general allowance is recorded in *Other liabilities* in the Consolidated Balance Sheet.
(3) The general allowance for credit risk was created taking into account the Bank's overall credit portfolio.

(unaudited) (millions of dollars)

# NOTE 8

## TRANSFERS OF RECEIVABLES

**New securitization activities**

Insured mortgage loans and credit card receivables

The Bank securitizes insured residential mortgage loans by creating mortgage-backed securities.

Under a 1998 agreement, the Bank also sells credit card receivables to a trust on a revolving basis.

The pre-tax gain or loss from securitization transactions, net of transaction fees, is recognized in the Consolidated Statement of Income under *Securitization revenues*.

| Securitization activities for the quarter ended | April 30, 2009 | January 31, 2009 | April 30, 2008 | |
|---|---|---|---|---|
| | Insured mortgage loans | Insured mortgage loans | Insured mortgage loans | Credit card receivables |
| Net cash proceeds | **1,035** | 1,104 | 692 | 398(1) |
| Asset-backed securities purchased(2) | **–** | – | – | 23 |
| Retained rights to future excess interest | **84** | 83 | 29 | 13 |
| Retained servicing liability | **(6)** | (7) | (4) | (3) |
| | **1,113** | 1,180 | 717 | 431 |
| Receivables securitized and sold | **1,049(3)** | 1,119(4) | 694(5) | 423 |
| Gain before income taxes, net of transaction fees | **64** | 61 | 23 | 8 |
| Mortgage-backed securities created and retained included in *Available for sale securities* | **–** | 162 | 39 | – |

(1) The net cash proceeds received is equal to the gross proceeds of $423 million, less the $23 million used to purchase the securities issued by the Trust and the transaction fees.
(2) These securities are presented under *Available for sale securities* in the Consolidated Balance Sheet.
(3) Includes $157 million of receivables securitized during the first quarter of 2009
(4) Includes $160 million of receivables securitized in previous fiscal years
(5) Includes $151 million of receivables securitized in previous fiscal years

| Securitization activities for the six months ended | April 30, 2009 | April 30, 2008 | |
|---|---|---|---|
| | Insured mortgage loans | Insured mortgage loans | Credit card receivables |
| Net cash proceeds | **2,139** | 1,896 | 398(1) |
| Asset-backed securities purchased(2) | **–** | – | 23 |
| Retained rights to future excess interest | **167** | 58 | 13 |
| Retained servicing liability | **(13)** | (11) | (3) |
| | **2,293** | 1,943 | 431 |
| Receivables securitized and sold | **2,168(3)** | 1,902(4) | 423 |
| Gain before income taxes, net of transaction fees | **125** | 41 | 8 |
| Mortgage-backed securities created and retained included in *Available for sale securities* | **–** | 494 | – |

(1) The net cash proceeds received is equal to the gross proceeds of $423 million, less the $23 million used to purchase the securities issued by the Trust and the transaction fees.
(2) These securities are presented under *Available for sale securities* in the Consolidated Balance Sheet.
(3) Includes $160 million of receivables securitized in previous fiscal years
(4) Includes $332 million of receivables securitized in previous fiscal years

(unaudited) (millions of dollars)

## Note 8 Transfers of Receivables (cont.)

### Impact of securitization activities on certain items in the Consolidated Statement of Income

| Securitization revenues for the quarter ended April 30 | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|
| | Gains on sale of assets | | Servicing revenues | | Other | | Total | |
| Insured mortgage loans | **64** | 23 | **5** | 4 | **–** | – | **69** | 27 |
| Credit card receivables[1] | **22** | 27 | **5** | 4 | **4** | – | **31** | 31 |
| **Total** | **86** | 50 | **10** | 8 | **4** | – | **100** | 58 |

| Securitization revenues for the six months ended April 30 | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|
| | Gains on sale of assets | | Servicing revenues | | Other | | Total | |
| Insured mortgage loans | **125** | 41 | **10** | 9 | **–** | – | **135** | 50 |
| Credit card receivables[1] | **46** | 40 | **11** | 10 | **6** | 4 | **63** | 54 |
| **Total** | **171** | 81 | **21** | 19 | **6** | 4 | **198** | 104 |

(1) Revolving securitization transactions

**Key assumptions**

The key assumptions used to measure the fair value of retained rights to future excess interest as at the securitization date for transactions carried out during the quarter ended April 30, 2009 were as follows:

| | Insured mortgage loans | | Credit card receivables |
|---|---|---|---|
| | Variable rate | Fixed rate | |
| Weighted average term (months) | **13.6** | **27.9** | **–** |
| Payment rate (per month) | **–** | **–** | **27.6%** |
| Prepayment rate | **17.0%** | **17.0%** | **–** |
| Excess spread, net of credit losses | **1.1%** | **3.5%** | **10.8%** |
| Expected credit losses | **–** | **–** | **4.5%** |
| Discount rate | **1.0%** | **1.6%** | **17.0%** |

**Other transfers**

The Bank sells insured and uninsured mortgage loans to a mutual fund administered by the Bank. The pre-tax gain or loss is recorded in *Other income – Other* in the Consolidated Statement of Income.

| | Quarter ended | Six months ended | |
|---|---|---|---|
| | April 30, 2009 | April 30, 2009 | April 30, 2008 |
| Net cash proceeds | **206** | **277** | – |
| Uninsured mortgage loans sold | **198** | **268** | – |
| **Gain before income taxes** | **8** | **9** | – |

(unaudited) (millions of dollars)

# NOTE 9

## FINANCIAL INSTRUMENTS DESIGNATED AS HELD FOR TRADING

**Securities**

Since the fourth quarter of 2008, and under the fair value option, the Bank has designated securities purchased to hedge certain derivative financial instruments as held for trading. The Bank adopted this option in accordance with its risk management strategy, which allows it to manage these securities and the derivative financial instruments involved together using the fair value basis and thereby considerably reduce financial risks. During the quarter ended April 30, 2009, the Bank designated securities with an initial cost of $1.1 billion. The total fair value of these securities designated as held for trading was $3.3 billion as at April 30, 2009. The change in fair value of $17 million for the quarter was recorded as a gain in *Trading revenues (losses)* in the Consolidated Statement of Income ($98 million for the six months ended April 30, 2009).

In addition, during the first quarter of 2009, the Bank designated ABCP with one or more embedded derivatives as held for trading securities under the fair value option. As at April 30, 2009, the fair value of these notes was $1.2 billion, and no change in fair value was recorded in the Consolidated Statement of Income in the second quarter of 2009.

**Deposits**

Certain deposits with one or more embedded derivatives are designated as held for trading under the fair value option. These deposits are included under liabilities in *Deposits* in the Consolidated Balance Sheet. The fair value of these deposits was $673 million as at April 30, 2009. The $10 million change in fair value for the quarter was recorded as a loss in *Trading revenues (losses)* in the Consolidated Statement of Income ($4 million gain for the six months ended April 30, 2009). The change in fair value for the quarter ended April 30, 2009 attributable to credit risk is a $9 million unrealized loss (unrealized gain of $11 million for the six months ended April 30, 2009).

To determine the change in fair value due to change in credit risk for these financial liabilities, the Bank calculates, at the beginning of the period, the present value of the instrument's contractual cash flows using the following rates: first, using an observed discount rate that reflects the Bank's credit spread and, again, using a rate that excludes the Bank's credit spread. The difference between those two values is then compared to the difference obtained using the same rates at the end of the period.

The amount at maturity, which the Bank will be contractually required to pay to the holders of these deposits, may vary and will be different from the fair value as at April 30, 2009.

# NOTE 10

## SUBORDINATED DEBENTURES

On April 16, 2009, the Bank repurchased for cancellation subordinated debentures with a total value of $250 million maturing on April 16, 2014.

# NOTE 11

## NON-CONTROLLING INTEREST

| | April 30, 2009 | October 31, 2008 |
|---|---|---|
| 400,000 NBC CapS II – Series 1 issued by NBC Asset Trust | **400** | 400 |
| 350,000 NBC CapS II – Series 2 issued by NBC Asset Trust | **350** | 350 |
| Mutual funds consolidated in accordance with AcG-15 | **42** | 51 |
| Other entities consolidated in accordance with AcG-15 | **368** | 1,210 |
| Other | **17** | 18 |
| **Total** | **1,177** | 2,029 |

(unaudited) (millions of dollars)

# NOTE 12

## CAPITAL STOCK

| | As at April 30, 2009 | | Six months ended April 30, 2009 | |
|---|---|---|---|---|
| | Number of shares | Shares $ | Dividends $ | Dividends per share |
| First Preferred Shares | | | | |
| Series 15 | 8,000,000 | 200 | 6 | 0.7313 |
| Series 16 | 8,000,000 | 200 | 5 | 0.6063 |
| Series 20 | 6,900,000 | 173 | 5 | 0.7500 |
| Series 21 | 8,050,000 | 201 | 5 | 0.6719 |
| Series 24 | 6,800,000 | 170 | 4 | 0.5515 |
| Series 26 | 5,800,000 | 145 | 3 | 0.4792 |
| | 43,550,000 | 1,089 | 28 | |
| Common shares | 159,883,081 | 1,669 | 198 | 1.2400 |
| | | 2,758 | 226 | |

**Issuance of Preferred Shares**
On January 30, 2009, the Bank issued 4,000,000 First Preferred Shares, Series 26, with a non-cumulative preferential dividend at a quarterly amount of $0.4125 per share. The initial dividend was paid on May 15, 2009 and was $0.47918 per share. Furthermore, the Bank granted the underwriters an over-allotment option to purchase up to an additional 3,000,000 shares at an exercise price of $25.00 at any time in the 30 days following the closing date. The underwriters exercised this option by purchasing 1,800,000 First Preferred Shares Series 26. The Bank received a consideration of $141 million, net of fees of $4 million.

On January 14, 2009, the Bank issued 5,000,000 First Preferred Shares, Series 24, with a non-cumulative preferential dividend at a quarterly amount of $0.4125 per share. The initial dividend was paid on May 15, 2009 and was $0.55151 per share. Furthermore, the Bank granted the underwriters an over-allotment option to purchase up to an additional 3,000,000 shares at an exercise price of $25.00 at any time in the 30 days following the closing date. The underwriters exercised this option by purchasing 1,800,000 First Preferred Shares Series 24. The Bank received a consideration of $165 million, net of fees of $5 million.

On April 16, 2008, the Bank issued 6,000,000 First Preferred Shares, Series 20, with a non-cumulative preferential dividend at a quarterly amount of $0.375 per share, for a consideration of $146 million, net of fees of $4 million. Furthermore, the Bank granted the underwriters an over-allotment option to purchase up to an additional 900,000 shares at the exercise price of $25.00 at any time in the 30 days following the closing date. The underwriters exercised this option by purchasing 900,000 Preferred Shares, Series 20. The Bank received a consideration of $22 million, net of fees of $1 million.

**Repurchase of common shares**
On February 1, 2008, the Bank had filed a normal course issuer bid to repurchase for cancellation up to 4,700,000 common shares over a 12-month period ending no later than January 30, 2009. On February 1, 2007, the Bank had filed a normal course issuer bid to repurchase for cancellation up to 8,102,000 common shares over a 12-month period ending no later than January 31, 2008.

During the six-month periods ended April 30, 2009 and 2008, the Bank did not repurchase any common shares.

**Regulatory capital ratios**
The Superintendent of Financial Institutions considers financial institutions to be well-capitalized if they maintain a Tier 1 capital ratio of 7% and a total regulatory capital ratio of 10%. The Bank maintained ratios that satisfied these requirements as at April, 30 2009 and 2008. In addition to regulatory capital ratios, banks are expected to meet an assets-to-capital multiple test. The assets-to-capital multiple is calculated by dividing a bank's total assets, including specified off-balance sheet items, by its total capital. The Bank met the assets-to-capital multiple test as at April 30, 2009 and 2008.

# NOTE 13

## PENSION BENEFITS AND OTHER EMPLOYEE FUTURE BENEFITS

| | | Quarter ended | | Six months ended | |
|---|---|---|---|---|---|
| | **April 30, 2009** | January 31, 2009 | April 30, 2008 | **April 30, 2009** | April 30, 2008 |
| Pension benefit expense | **8** | 8 | 9 | **16** | 18 |
| Other employee future benefit expense | **2** | 2 | 2 | **4** | 5 |

(unaudited) (millions of dollars)

# NOTE 14

## STOCK-BASED COMPENSATION

**Stock Option Plan**
During the six months ended April 30, 2009, the Bank awarded 2,357,740 stock options (2008: 2,260,036) with a fair value of $5.65 per option (2008: $9.21).

As at April 30, 2009, a total of 8,634,949 stock options were outstanding.

The fair value of the options awarded was estimated on the award date using the discrete dividend Black-Scholes model. The following assumptions were used:

| Six months ended | **April 30, 2009** | April 30, 2008 |
|---|---|---|
| Risk-free interest rate | **2.23%** | 4.40% |
| Expected life of the options | **6 years** | 6 years |
| Expected volatility | **41.0%** | 25.3% |
| Expected dividend yield | **7.1%** | 4.6% |

| | | | Quarter ended | | Six months ended |
|---|---|---|---|---|---|
| | **April 30, 2009** | January 31, 2009 | April 30, 2008 | **April 30, 2009** | April 30, 2008 |
| Compensation expense recorded for the stock options | **4** | 2 | 3 | **6** | 5 |

**Stock Appreciation Rights (SAR) Plan**
During the six months ended April 30, 2009, the Bank awarded 56,892 SARs. A total of 226,274 SARs were outstanding as at April 30, 2009.

**Deferred Stock Unit (DSU) Plan**
During the six months ended April 30, 2009, the Bank awarded 44,416 DSUs. A total of 106,900 DSUs were outstanding as at April 30, 2009.

**Restricted Stock Unit (RSU) Plan**
During the six months ended April 30, 2009, the Bank awarded 715,816 RSUs. A total of 914,202 RSUs were outstanding as at April 30, 2009.

**Deferred Compensation Plan of National Bank Financial**
During the six months ended April 30, 2009, National Bank Financial awarded 54,845 units. A total of 923,387 units were outstanding as at April 30, 2009.

# NOTE 15

## RESTRUCTURING CHARGES

During fiscal 2008, the Board of Directors approved the organizational restructuring of the Bank. The objectives of the restructuring are to align the Bank's distribution models and operations with client needs and to simplify processes and increase the efficiency of corporate functions.

The payments related to the provision for restructuring charges are presented in the following table:

| Six months ended April 30 | | | **2009** | 2008 |
|---|---|---|---|---|
| | **Severance pay** | **Other charges** | **Total** | Total |
| Balance at beginning | **51** | **10** | **61** | 7 |
| Payments made during the first six months | **(30)** | **(10)** | **(40)** | – |
| **Balance at end** | **21** | **–** | **21** | 7 |

# NOTE 16

## EARNINGS PER SHARE

Diluted earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding after taking into account the dilution effect of stock options using the treasury stock method.

| | | | Quarter ended | | Six months ended |
|---|---|---|---|---|---|
| | **April 30, 2009** | January 31, 2009 | April 30, 2008 | **April 30, 2009** | April 30, 2008 |
| **Basic earnings per common share** | | | | | |
| Net income | **241** | 69 | 165 | **310** | 420 |
| Dividends on preferred shares | **16** | 12 | 6 | **28** | 11 |
| Net income available to common shareholders | **225** | 57 | 159 | **282** | 409 |
| Weighted average basic number of common shares outstanding (thousands) | **159,927** | 159,758 | 158,373 | **159,841** | 158,185 |
| **Basic earnings per common share (dollars)** | **1.41** | 0.36 | 1.01 | **1.77** | 2.59 |
| **Diluted earnings per common share** | | | | | |
| Net income available to common shareholders | **225** | 57 | 159 | **282** | 409 |
| Weighted average basic number of common shares outstanding (thousands) | **159,927** | 159,758 | 158,373 | **159,841** | 158,185 |
| Adjustment to average number of common shares (thousands) | | | | | |
| Stock options(1) | **187** | 143 | 618 | **330** | 580 |
| Weighted average diluted number of common shares outstanding (thousands) | **160,114** | 159,901 | 158,991 | **160,171** | 158,765 |
| **Diluted earnings per common share (dollars)** | **1.41** | 0.36 | 1.00 | **1.77** | 2.58 |

(1) For the quarter ended April 30, 2009, the calculation of the diluted earnings per share excludes 5,767,474 average options outstanding with a weighted average exercise price of $55.27 (5,920,992 average options outstanding with a weighted average exercise price of $55.24 for the quarter ended January 31, 2009 and 4,350,921 average options outstanding with a weighted average exercise price of $58.91 for the quarter ended April 30, 2008) as the exercise price of these options was greater than the average price of the Bank's common shares. For the six-month period ended April 30, 2009, the calculation of the diluted earnings per share excludes 5,845,505 average options outstanding with a weighted average exercise price of $55.25 (3,840,767 average options outstanding with a weighted average exercise price of $59.71 for the six-month period ended April 30, 2008) as the exercise price of these options was greater than the average price of the Bank's common shares.

# NOTE 17

## LITIGATION

In the normal course of business, the Bank is a party to various legal proceedings, many of which are related to lending activities and arise when the Bank takes measures to collect delinquent loans. The Bank is also sometimes named as a defendant or joined in class action suits filed by consumers contesting, among other things, certain transaction fees and unilateral increases in their credit card limits or who wish to avail themselves of certain provisions of consumer protection legislation. The Bank's investment dealer subsidiary, National Bank Financial, is also a party in various legal proceedings in the normal course of business. Most of these proceedings concern Individual Investor Services and generally relate to the suitability of investments made by investors relying on the advice of their respective advisors. In the opinion of Management, based on available information and past experience, the related aggregate potential liability will not have a material unfavourable impact on the Bank's financial position.

Following the events that occurred in the asset-backed commercial paper (ABCP) market in August 2007, the Bank and its subsidiaries received requests for information, demand letters and one legal claim from certain of its clients. These complaints and demand letters are largely captured by a release included in the restructuring plan for the ABCP which is now entirely implemented.

(unaudited) (millions of dollars)

# NOTE 18

## SEGMENT DISCLOSURES

| Quarter ended April 30 | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Personal and Commercial | | Wealth Management | | Financial Markets | | Other | | Total |
| Net interest income(1) | **344** | 342 | **35** | 31 | **287** | 84 | **(106)** | (96) | **560** | 361 |
| Other income(1) | **204** | 197 | **149** | 173 | **68** | 197 | **50** | (41) | **471** | 526 |
| Total revenues | **548** | 539 | **184** | 204 | **355** | 281 | **(56)** | (137) | **1,031** | 887 |
| Operating expenses | **326** | 321 | **140** | 146 | **171** | 156 | **17** | 11 | **654** | 634 |
| Contribution | **222** | 218 | **44** | 58 | **184** | 125 | **(73)** | (148) | **377** | 253 |
| Provision for credit losses | **49** | 45 | **–** | – | **7** | (2) | **(15)** | (9) | **41** | 34 |
| Income (loss) before income taxes (recovery) and non-controlling interest | **173** | 173 | **44** | 58 | **177** | 127 | **(58)** | (139) | **336** | 219 |
| Income taxes (recovery)(1) | **55** | 57 | **12** | 20 | **53** | 31 | **(40)** | (80) | **80** | 28 |
| Non-controlling interest | **–** | – | **–** | – | **1** | 14 | **14** | 12 | **15** | 26 |
| Net income (loss) | **118** | 116 | **32** | 38 | **123** | 82 | **(32)** | (71) | **241** | 165 |
| Average assets | **55,737** | 51,832 | **664** | 707 | **100,900** | 87,748 | **(14,039)** | (12,313) | **143,262** | 127,974 |

| Six months ended April 30 | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Personal and Commercial | | Wealth Management | | Financial Markets | | Other | | Total |
| Net interest income(2) | **702** | 686 | **72** | 62 | **405** | 234 | **(132)** | (195) | **1,047** | 787 |
| Other income(2) | **417** | 407 | **307** | 356 | **209** | 263 | **(73)** | 3 | **860** | 1,029 |
| Total revenues | **1,119** | 1,093 | **379** | 418 | **614** | 497 | **(205)** | (192) | **1,907** | 1,816 |
| Operating expenses | **646** | 635 | **286** | 299 | **339** | 325 | **28** | 7 | **1,299** | 1,266 |
| Contribution | **473** | 458 | **93** | 119 | **275** | 172 | **(233)** | (199) | **608** | 550 |
| Provision for credit losses | **95** | 88 | **–** | – | **10** | (2) | **100** | (20) | **205** | 66 |
| Income (loss) before income taxes (recovery) and non-controlling interest | **378** | 370 | **93** | 119 | **265** | 174 | **(333)** | (179) | **403** | 484 |
| Income taxes (recovery)(2) | **120** | 121 | **28** | 40 | **78** | 70 | **(153)** | (136) | **73** | 95 |
| Non-controlling interest | **–** | – | **1** | 2 | **(9)** | (50) | **28** | 17 | **20** | (31) |
| Net income (loss) | **258** | 249 | **64** | 77 | **196** | 154 | **(208)** | (60) | **310** | 420 |
| Average assets | **55,269** | 51,373 | **638** | 700 | **99,858** | 85,978 | **(13,363)** | (12,671) | **142,402** | 125,380 |

**Personal and Commercial**

The Personal and Commercial segment comprises the branch network, credit cards, insurance, business banking services and real estate.

**Wealth Management**

The Wealth Management segment comprises full-service retail brokerage, direct brokerage, mutual funds, trust services, investment management services and portfolio management.

**Financial Markets**

The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

**Other**

This heading comprises securitization transactions, certain non-recurring items, and the unallocated portion of centralized services.

**Taxable Equivalent**

(1) The accounting policies are the same as those presented in Note 1, with the exception of net interest income, other income and income taxes (recovery) of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that would have been otherwise payable. For all of the operating segments, net interest income was grossed up by $37 million (2008: $41 million) and other income by $5 million (2008: $13 million). An equivalent amount was added to income taxes (recovery). The impact of these adjustments is reversed under the *Other* heading.

(2) For the six months ended April 30, 2009, net interest income was grossed up by $61 million (2008: $64 million) and other income by $12 million (2008: $38 million). An equivalent amount was added to income taxes (recovery). The impact of these adjustments is reversed under the *Other* heading.

# INFORMATION FOR SHAREHOLDERS AND INVESTORS

**Investor Relations**
Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 De La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Toll-free: 1-866-517-5455
Fax: 514-394-6196
E-mail: **investorrelations@nbc.ca**
Website: **www.nbc.ca/investorrelations**

**Public Relations**
600 De La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: 514-394-8644
Fax: 514-394-6258

Website: **www.nbc.ca**
General inquiries: **telnat@nbc.ca**

**Quarterly Report Publication Dates for Fiscal 2009**
Third quarter: August 27, 2009
Fourth quarter: December 3, 2009

## Disclosure of Second Quarter 2009 Results

**Conference Call**
- A conference call for analysts and institutional investors will be held on May 28, 2009 at 1:00 p.m. EDT.
- Access by telephone in listen-only mode: 1-866-862-3908 or 416-641-6130
- A recording of the conference call can be heard until June 4, 2009 by calling 1-800-408-3053 or 416-695-5800. The access code is 8331441#.

**Webcast**
- The conference call will be webcast live at **www.nbc.ca/investorrelations**.
- A recording of the webcast will also be available on the Internet after the call.

**Financial Documents**
- The quarterly financial statements are available at all times on National Bank's website at **www.nbc.ca/investorrelations**.
- The Report to Shareholders, Supplementary Financial Information and a slide presentation will be available on the Investor Relations page of National Bank's website shortly before the start of the conference call.

**Transfer Agent and Registrar**
For information about stock transfers, address changes, dividends, lost certificates, tax forms and estate transfers, shareholders are asked to contact the transfer agent, Computershare Trust Company of Canada, at the address or telephone number below.

**Computershare Trust Company of Canada**
Share Ownership Management
1500 University, 7th Floor
Montreal, Quebec H3A 3S8
Telephone: 1-888-838-1407
Fax: 1-888-453-0330
E-mail: **service@computershare.com**
Website: **www.computershare.com**

**Direct Deposit Service for Dividends**
Shareholders may elect to have their dividend payments deposited directly via electronic funds transfer to their bank account at any financial institution that is a member of the Canadian Payments Association. To do so, they must send a written request to the transfer agent, Computershare Trust Company of Canada.

**Dividend Reinvestment and Share Purchase Plan**
National Bank offers holders of its common shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in common shares of the Bank without paying a commission or administration fee. Participants in the Plan may acquire shares by reinvesting cash dividends paid on shares they hold or by making optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter. For additional information, please contact the registrar, Computershare Trust Company of Canada, at 1-888-838-1407.

**Dividends**
The dividends declared by the Bank constitute eligible dividends pursuant to the *Income Tax Act* (Canada).



**NATIONAL BANK**
**FINANCIAL GROUP**

**Head Office**
600 De La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

**www.nbc.ca**

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